Exhibit 99.3

NervGen Pharma Corp.

24,000,000 Common Shares

Warrants to Purchase up to 24,000,000 Common Shares

UNDERWRITING AGREEMENT

May 21, 2026

Leerink Partners LLC

TD Securities (USA) LLC

as Representatives of the several Underwriters

c/o Leerink Partners LLC

255 California Street, 12th Floor

San Francisco, CA 94111

c/o TD Securities (USA) LLC

1 Vanderbilt Avenue

New York, NY 10017

Ladies and Gentlemen:

NervGen Pharma Corp., a corporation incorporated under the laws of the Province of British Columbia (the “Company”), confirms its agreement with Leerink Partners LLC (“Leerink Partners”), TD Securities (USA) LLC (“TD Cowen”) and each of the other Underwriters named in Schedule A hereto (collectively, the “Underwriters,” which term shall also include any underwriter substituted as hereinafter provided in Section  10 hereof), for which Leerink Partners and TD Cowen are acting as representatives (in such capacity, the “Representatives”), with respect to the sale by the Company and the purchase by the Underwriters, acting severally and not jointly, of an aggregate of (i) 24,000,000 common shares (the “Shares”) of the Company (“Common Shares”) and (ii) accompanying common warrants to purchase up to an aggregate of 24,000,000 Common Shares at an exercise price of US$3.68 per share substantially in the form set forth in Exhibit B hereto (the “Common Warrants” and, together with the Shares, the “Securities”). The Common Shares underlying the Common Warrants are hereinafter referred to as the “Warrant Shares.” The respective amounts of the Securities to be so purchased by the Underwriters are set forth opposite their names in Schedule A hereto.

The Company understands that the Underwriters propose to make a public offering of the Securities as soon as the Representatives deem advisable after this Underwriting Agreement (this “Agreement”) has been executed and delivered. The Company and the Underwriters agree that (i) any offers or sales of the Securities in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws or in circumstances where an exemption from the Canadian registered dealer requirements under applicable Canadian Securities Laws is available; and (ii) any offers or sales of the Securities in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable securities laws of the United States and the requirements of FINRA (as defined below).

The Company has filed an amended and restated short form base shelf prospectus (such amended and restated short form base shelf prospectus together with all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Base Prospectus”), dated December 15, 2025, qualifying the distribution of up to U.S.$150,000,000 aggregate principal amount of common shares, warrants, debt securities, subscription receipts, and units of the Company (collectively, the “Shelf Securities”) with the British Columbia Securities Commission (the “Reviewing Authority”) and the other Canadian Qualifying Authorities (as defined herein); the Reviewing Authority has issued a receipt under National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (the “Receipt”) in respect of the Canadian Base Prospectus. The Company is qualified to distribute the Shelf Securities in each of the provinces and territories of Canada (the “Canadian Qualifying Jurisdictions”) under the Canadian Base Prospectus pursuant to Canadian Securities Laws, including the rules and procedures established pursuant to National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (“NI 44-102” and together, the “Canadian Shelf Procedures”) and the decision of the Autorités des marchés financiers dated October 31, 2024. The Canadian preliminary prospectus supplement relating to the offering of the Securities, which excludes certain pricing information and other final terms of the Securities and which has been filed with the Reviewing Authority in accordance with the Canadian Shelf Procedures and the other Canadian Securities Laws on May 21, 2026, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”; and the Canadian final prospectus supplement relating to the offering of the Securities, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, will be prepared and filed on May 22, 2026 with the Canadian Qualifying Authorities in accordance with the Canadian Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Final Prospectus.”

The Company has filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-10, as amended (No. 333-292197), in respect of the Shelf Securities and has filed an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) with the Commission in conjunction with the filing of such registration statement (such registration statement, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the exhibits to such registration statement are hereinafter referred to as the “Registration Statement”); the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the registration statement became effective is hereinafter referred to as the “U.S. Base Prospectus”; the U.S. preliminary prospectus supplement relating to the offering of the Securities filed with the Commission pursuant to General Instruction II.L of Form F-10 under the U.S. Securities Act of 1933, as amended (the “1933 Act”) on May 21, 2026, including all documents incorporated therein by reference, together with the U.S. Base Prospectus (which consists of the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), is hereinafter referred to as the “U.S. Preliminary Prospectus”; and the final U.S. prospectus supplement relating to the offering of the Securities in the form first furnished to the Underwriters for use in connection with the offering of Securities, together with the U.S. Base Prospectus (which consists of the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), is hereinafter referred to as the “U.S. Final Prospectus”. Any reference herein to the U.S. Base Prospectus, U.S. Preliminary Prospectus and the U.S. Final Prospectus shall be deemed to refer to and include (i) the filing of any management information circular, annual financial statements, interim financial report, management’s discussion and analysis, annual information form, business acquisition report or material change report that may be filed by or on behalf of the Company under the securities laws of the Canadian Qualifying Jurisdictions prior to the expiry of the period of distribution of the Securities, incorporated or deemed to be incorporated therein by reference after the date of filing of such U.S. Base Prospectus, U.S. Preliminary Prospectus or U.S. Final Prospectus and (ii) any such document so filed.

As used herein, “Base Prospectus” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus, “Preliminary Prospectus” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Prospectus” shall mean, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus. Any reference in this Agreement to the Registration Statement, the Base Prospectus, the Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein as of the date hereof. The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Base Prospectus, the General Disclosure Package (as defined below), the Preliminary Prospectus or the Prospectus shall include all documents subsequently filed or furnished by the Company with or to the Canadian Qualifying Authorities and the Commission pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules and regulations of the Commission thereunder (the “1934 Act Regulations”), that are deemed to be incorporated by reference therein.

The Representatives shall promptly notify the Company when, in their opinion, the distribution of the Securities has ceased and will provide to the Company, as soon as practicable thereafter, a breakdown of the number of Securities distributed in each of the Canadian Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the applicable securities commission or security regulatory authority in each of the Canadian Qualifying Jurisdictions and, if applicable, in the United States.

As used in this Agreement:

“Applicable Time” means 7:30 P.M., New York City time, on May 21, 2026 or such other time as agreed by the Company and the Representatives.

“Canadian Securities Laws” means all applicable securities laws in each of the Canadian Qualifying Jurisdictions and the respective rules, regulations, instruments, blanket orders and blanket rulings under such laws together with applicable published policies, policy statements and notices of the applicable securities commission or securities regulatory authority in each such jurisdiction.

“General Disclosure Package” means the U.S. Preliminary Prospectus, any Issuer General Use Free Writing Prospectuses issued at or prior to the Applicable Time, the most recent preliminary prospectus that is distributed to investors prior to the Applicable Time and the information included on Schedule B-1 hereto, all considered together.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the 1933 Act Regulations (as defined below) (“Rule 433”), including without limitation any “free writing prospectus” (as defined in Rule 405 of the 1933 Act Regulations (“Rule 405”)) relating to the Securities that is (i) required to be filed with the Commission by the Company, (ii) a “road show for an offering that is a written communication” within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission, or (iii) exempt from filing with the Commission pursuant to Rule 433(d)(5)(i) because it contains a description of the Securities or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Issuer General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors (other than a “bona fide electronic road show,” as defined in Rule 433), as evidenced by its being specified in Schedule B-2 hereto.

“Testing-the-Waters Communication” means any oral or written communication with potential investors undertaken in reliance on Section 5(d) of the 1933 Act.

“Written Testing-the-Waters Communication” means any Testing-the-Waters Communication that is a written communication within the meaning of Rule 405 under the 1933 Act.

“$” and “U.S.$” are references to U.S. dollars.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” (or other references of like import) in the Registration Statement, any preliminary prospectus or the Prospectus shall be deemed to include all such financial statements and schedules and other information incorporated or deemed incorporated by reference in the Registration Statement, any preliminary prospectus or the Prospectus, as the case may be, prior to the execution and delivery of this Agreement.

SECTION 1.            Representations and Warranties.

(a)            Representations and Warranties by the Company. The Company represents and warrants to each Underwriter as of the date hereof, the Applicable Time, the Closing Time (as defined below), and agrees with each Underwriter, as follows:

(i)            Registration Statement and Prospectuses. The Company meets the general eligibility requirements for use of Form F-10 under the 1933 Act and the rules and regulations of the Commission thereunder (collectively, the “1933 Act Regulations”). The Company is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus, and is qualified under NI 44-102 to file a short form prospectus that is a base shelf prospectus, in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipt to no longer be effective. The Registration Statement has become effective pursuant to Rule 467(b) under the 1933 Act; no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by the Commission and the Receipt has been obtained from the Reviewing Authority in respect of the Canadian Base Prospectus. No order or action that would have the effect of ceasing or suspending the distribution of the Securities or any other securities of the Company has been issued by any securities commission or other securities regulatory authority in any of the Canadian Qualifying Jurisdictions (collectively, the “Canadian Qualifying Authorities”) or any similar regulatory authority, and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened; and any request made to the Company on the part of any Canadian Qualifying Authority for additional information has been complied with in all material respects. The Canadian Preliminary Prospectus, at the time of filing thereof, complied, and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof, will comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Preliminary Prospectus, at the time of filing thereof, did not, and the Canadian Final Prospectus as of the date of the Canadian Final Prospectus and any amendment or supplement thereto, will not, include any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Preliminary Prospectus, at the time of filing thereof, constituted, and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof, will constitute, full, true and plain disclosure of all material facts relating to the Securities. All forward-looking information (as defined in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)) and statements of the Company contained in the Registration Statement, the General Disclosure Package or the Prospectus and the assumptions underlying such information and statements, subject to any qualifications contained therein, including any forecasts and estimates, expressions of opinion, intention and expectation, as at the time they were or will be made, were or will be made on reasonable grounds after due and proper consideration.

(ii)            Accurate Disclosure. (i) Each document, if any, filed, furnished, provided access to, or delivered, or to be filed, furnished, provided access to or delivered, pursuant to (A) Canadian Securities Laws and incorporated by reference in the Canadian Preliminary Prospectus and Canadian Final Prospectus complied or will comply when so filed in all material respects with the requirements of Canadian Securities Laws and (B) the 1934 Act and incorporated by reference in the Registration Statement, the General Disclosure Package and the U.S. Final Prospectus complied or will comply when so filed in all material respects with the 1934 Act and the applicable rules and regulations of the Commission thereunder, (ii) each part of the Registration Statement, when such part became effective, did not contain, and each such part, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Registration Statement, the U.S. Preliminary Prospectus and the U.S. Final Prospectus comply, and as amended or supplemented, if applicable, will comply in all material respects with the 1933 Act and the applicable rules and regulations of the Commission thereunder, (v) the General Disclosure Package does not and at the time of each sale of the Securities in connection with the offering when the U.S. Final Prospectus is not yet available to prospective purchasers, the General Disclosure Package, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the General Disclosure Package, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (vii) the U.S. Final Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. All statistical or market-related data included in the Registration Statement, the Preliminary Prospectus, the Prospectus and the General Disclosure Package are based on or derived from sources that the Company believes to be reliable and accurate in all material respects, and the Company has obtained the written consent to the use of such data from such sources to the extent required. The Form F-X conforms in all material respects with the requirements of the 1933 Act and the applicable rules and regulations of the Commission thereunder.

The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement (or any amendment thereto), the General Disclosure Package or the Prospectus (or any amendment or supplement thereto, including any prospectus wrapper) made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use therein. For purposes of this Agreement, the only information so furnished shall be the information in the first paragraph under the heading “Plan of Distribution—Discounts and Commissions” and the information in the second, third, and fourth paragraphs under the heading “Plan of Distribution—Price Stabilization, Short Positions and Penalty Bids” in each case contained in the General Disclosure Package and the Prospectus (collectively, the “Underwriter Information”).

(iii)            Issuer Free Writing Prospectuses. No Issuer Free Writing Prospectus, as of its issue date, conflicts or will conflict with the information contained in the Registration Statement or the Prospectus, including any document incorporated by reference therein, and any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified. No filing of any “road show” (as defined in Rule 433(h)) is required in connection with the offering of the Securities. Any Issuer Free Writing Prospectus that the Company is required to file pursuant to Rule 433(d) under the 1933 Act has been, or will be, filed with the Commission in accordance with the requirements of the 1933 Act and the 1933 Act Regulations. Each Issuer Free Writing Prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the 1933 Act or that was prepared by or behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations. Except for the Issuer Free Writing Prospectuses, if any, identified in Schedule B-2 hereto, and electronic road shows, if any, each furnished to the Representatives before first use, the Company has not prepared, used or referred to, and will not, without the prior consent of the Representatives, prepare, use or refer to, any issuer free writing prospectus.

(iv)           Testing-the-Waters Materials. The Company (A) has not engaged in any Testing-the-Waters Communication other than Testing-the-Waters Communications with the consent of the Representatives and (B) has not authorized anyone other than the Representatives to engage in Testing-the-Waters Communications. The Company reconfirms that the Representatives have been authorized to act on its behalf in undertaking Testing-the-Waters Communications. The Company has not distributed any Written Testing-the-Waters Communications other than those listed on Schedule B-3 hereto.

(v)            Company Not Ineligible Issuer. At the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the 1933 Act Regulations) of the Securities and at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405, without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer.

(vi)            Emerging Growth Company Status. From the time of the initial filing of the Registration Statement with the Commission (or, if earlier, the first date on which the Company engaged directly or through any individual or entity authorized to act on its behalf in any Testing-the-Waters Communication) through the date hereof, the Company has been and is an “emerging growth company,” as defined in Section 2(a) of the 1933 Act (an “Emerging Growth Company”).

(vii)            Independent Accountants. The accountants who certified the financial statements and supporting schedules included in the Registration Statement, the General Disclosure Package and the Prospectus are (i) independent public accountants as required by the 1933 Act, the 1933 Act Regulations, the 1934 Act, the 1934 Act Regulations and the Public Company Accounting Oversight Board (United States) and (ii) independent with respect to the Company as required by applicable Canadian professional standards; and in the period of three years prior to the date hereof, there has not been any reportable event (within the meaning of NI 51-102) between the Company and such accountants.

(viii)            Audit Committee. The Company has a validly appointed audit committee whose composition and responsibilities satisfy the requirements of Section 10A of, and Rule 10A-3 under, the 1934 Act and National Instrument 52-110 – Audit Committees.

(ix)            Financial Statements; Non-IFRS Financial Measures. The financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus, together with the related schedules and notes, present fairly, in all material respects, the financial position of the Company and its consolidated Subsidiaries (as defined below) at the dates indicated and the statement of operations, shareholders’ equity and cash flows of the Company and its consolidated Subsidiaries for the periods specified; said financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”) as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods involved, except as may be expressly stated in the related notes thereto and comply as to form in all material respects with the applicable accounting requirements of Canadian Securities Laws and the Canada Business Corporations Act. The supporting schedules, if any, present fairly, in all material respects, in accordance with IFRS the information required to be stated therein. The selected financial data and the summary financial information included in the Registration Statement, the General Disclosure Package and the Prospectus present fairly, in all material respects, the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included therein. Except as included therein, no historical or pro forma financial statements or supporting schedules are required to be included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Prospectus under the 1933 Act, 1933 Act Regulations or Canadian Securities Laws. All disclosures contained in the Registration Statement, the General Disclosure Package or the Prospectus, or incorporated by reference therein, regarding “non-IFRS financial measures” comply with applicable securities laws, to the extent applicable. The interactive data in eXtensible Business Reporting Language incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus fairly presents the information called for in all material respects and has been prepared in accordance with the Commission's rules and guidelines applicable thereto.

(x)             Compliance with the Sarbanes-Oxley Act of 2002. There is and has been no failure on the part of the Company or, to the Company’ knowledge, any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications.

(xi)            No Material Adverse Change in Business. Except as otherwise stated therein, since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectus, (A) there has been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its Subsidiaries (as defined below) considered as one enterprise, whether or not arising in the ordinary course of business (a “Material Adverse Effect”), (B) there have been no transactions entered into by the Company or any of its Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its Subsidiaries considered as one enterprise, (C) there have been no material liabilities or obligations, direct or contingent, entered into by the Company or any of its Subsidiaries and (D) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its share capital.

(xii)            Good Standing of the Company. The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the Province of British Columbia and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus and to enter into and perform its obligations under this Agreement and the Common Warrants; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified or to be in good standing would not result in a Material Adverse Effect.

(xiii)          Good Standing of the Company’s Subsidiaries. Each subsidiary of the Company (each, a “Subsidiary” and, collectively, the “Subsidiaries”) has been duly incorporated and is validly existing in good standing under the laws of the jurisdiction of its incorporation or organization, has corporate or similar power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified or to be in good standing would not reasonably be expected to result in a Material Adverse Effect. Except as otherwise disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, all of the issued and outstanding share capital of each Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through Subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity. None of the outstanding share capital of any Subsidiary was issued in violation of the preemptive or similar rights of any securityholder of such Subsidiary.

(xiv)          Capitalization. The authorized, issued and outstanding Common Shares of the Company are as set forth in the Registration Statement, the General Disclosure Package and the Prospectus in the section entitled “Description of the Offering” under the caption “Common Shares” (except for subsequent issuances, if any, (A) pursuant to this Agreement, (B) pursuant to reservations, agreements or employee benefit plans referred to in the Registration Statement, the General Disclosure Package and the Prospectus or (C) pursuant to the conversion of convertible securities or exercise of options referred to in the Registration Statement, the General Disclosure Package and the Prospectus). The outstanding Common Shares of the Company have been duly authorized and is validly issued, fully paid and non-assessable. The Warrant Shares have been duly and validly authorized and reserved for issuance pursuant to the terms of the Common Warrants, and when issued by the Company upon valid exercise of the respective Common Warrants and payment of the applicable exercise price therefor, will be duly and validly issued, fully paid and non-assessable and will not be subject to any preemptive rights, rights of first refusal, registration rights or similar rights to the subscription for the purchase of the Warrant Shares and will conform to the description thereof contained in the applicable Registration Statement, the General Disclosure Package and the Prospectus. None of the outstanding Common Shares of the Company were issued in violation of the preemptive or other similar rights of any securityholder of the Company. The form and terms of the certificate representing the Common Shares have been approved and adopted by the board of directors of the Company and the form and terms of the certificate representing the Common Shares do not and will not conflict with any applicable laws or the rules and by-laws of the Nasdaq Capital Market (“Nasdaq”).

(xv)          Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(xvi)         Authorization and Description of Securities. The Securities to be purchased by the Underwriters from the Company have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein, will be validly issued and fully paid and non-assessable; and the issuance of the Securities is not subject to the preemptive or other similar rights of any securityholder of the Company. Each of the Common Warrants to be delivered at the Closing Time, have been duly authorized and, when executed and delivered in accordance with this Agreement, will constitute a valid, legal, and binding obligation of the Company, enforceable in accordance with its terms, except as rights to indemnity hereunder may be limited by federal or state securities laws and except as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the rights of creditors generally, and subject to general principles of equity. The Common Shares and Common Warrants conform in all material respects to all statements relating thereto contained in the Registration Statement, the General Disclosure Package and the Prospectus and such description conforms in all material respects to the rights set forth in the instruments defining the same.

(xvii)         Registration Rights. There are no persons with registration rights or other similar rights to have any securities registered for sale pursuant to the Registration Statement or otherwise registered for sale or sold by the Company under the 1933 Act pursuant to this Agreement, other than those rights that have been disclosed in the Registration Statement, the General Disclosure Package and the Prospectus and have been waived.

(xviii)       Absence of Violations, Defaults and Conflicts. Neither the Company nor any Subsidiary is (A) in violation of its charter, by-laws or similar organizational document, (B) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any Subsidiary is a party or by which either of them may be bound or to which any of the properties or assets of the Company or any Subsidiary is subject (collectively, “Agreements and Instruments”), except for such defaults that would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect, or (C) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or its Subsidiaries or any of their respective properties, assets or operations (each, a “Governmental Entity”), except for such violations that would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The execution, delivery and performance of this Agreement and the Common Warrants and the consummation of the transactions contemplated herein and therein and in the Registration Statement, the General Disclosure Package and the Prospectus (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Securities as described therein under the caption “Use of Proceeds”) and compliance by the Company with its obligations hereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or its Subsidiaries pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter, by-laws or similar organizational document of the Company or its Subsidiaries or any law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or its Subsidiaries.

(xix)          Listing. The Common Shares and Warrant Shares have been approved for listing on The Nasdaq Capital Market, subject to notice of issuance.

(xx)           Absence of Labor Dispute. No labor dispute with the employees of the Company or its Subsidiaries exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its Subsidiaries’ principal suppliers, manufacturers, customers or contractors, which, in either case, would reasonably be expected to result in a Material Adverse Effect.

(xxi)          Absence of Proceedings. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, there is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity (including, without limitation, any action, suit proceeding, inquiry or investigation before or brought by the U.S. Food and Drug Administration (the “FDA”) or the European Medicines Agency (the “EMA”)) now pending or, to the knowledge of the Company, threatened, against or affecting the Company or its Subsidiaries, which would reasonably be expected to result in a Material Adverse Effect, or which would reasonably be expected to materially and adversely affect their respective properties or assets or the consummation of the transactions contemplated in this Agreement and the Common Warrants or the performance by the Company of its obligations hereunder and thereunder; and the aggregate of all pending legal or governmental proceedings to which the Company or any such Subsidiary is a party or of which any of their respective properties or assets is the subject which are not described in the Registration Statement, the General Disclosure Package and the Prospectus, including ordinary routine litigation incidental to the business, would not reasonably be expected to result in a Material Adverse Effect.

(xxii)         Accuracy of Exhibits. There are no contracts or documents which are required to be described in the Registration Statement, the General Disclosure Package or the Prospectus or to be filed as exhibits to the Registration Statement which have not been so described and filed as required.

(xxiii)        Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Governmental Entity is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities hereunder or the consummation of the transactions contemplated by this Agreement or the Common Warrants, except such as have been already obtained or as may be required under the 1933 Act, the 1933 Act Regulations, Canadian Securities Laws, the rules of Nasdaq, state securities laws or the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

(xxiv)        FINRA Matters. The Company meets the requirements for the exemption from FINRA filing requirements that is available to registrants meeting the eligibility requirements for use of Form F-10 under the Securities Act specified in FINRA Rule 5110(h)(1)(C).

(xxv)         Possession of Licenses and Permits. The Company and each of the Subsidiaries possesses such permits, certificates, licenses, approvals, registrations, qualifications, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate Governmental Authority (as defined below) necessary to conduct the business now operated by it in all jurisdictions in which it carries on business, including without limitation those required by the Health Products and Food Branch of Health Canada, the FDA, the United States Drug Enforcement Administration (the “DEA”), the EMA and any local or foreign regulatory authorities performing functions similar to those performed by Health Canada, the FDA, the DEA or the EMA other than those that individually or in aggregate would not reasonably be expected to result in a Material Adverse Effect. The Company and each of the Subsidiaries is in compliance with the terms and conditions of all such Governmental Licenses, except for instances of noncompliance which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has fulfilled and performed all of its material obligations with respect to the Governmental Licenses and, to the knowledge of the Company, no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other material impairment of the rights of the Company as a holder of any permit, except where the failure to so fulfill or perform, or the occurrence of such event, would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect. All of such Governmental Licenses are in good standing, valid and in full force and effect. The Company has not received written notice that any party granting any such Governmental Licenses is considering limiting, suspending, modifying, withdrawing or revoking the same in any material respect. “Governmental Authority” means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing, and any governmental department, commission, board, bureau, agency or instrumentality, including the applicable securities commission or similar regulatory authority.

(xxvi)        Title to Property. The Company and its Subsidiaries have good and marketable title to all real property owned by them and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (A) are described in the Registration Statement, the General Disclosure Package and the Prospectus or (B) do not, singly or in the aggregate, materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company or its Subsidiaries; and all of the leases and subleases material to the business of the Company and its Subsidiaries, considered as one enterprise, and under which the Company or its Subsidiaries holds properties described in the Registration Statement, the General Disclosure Package or the Prospectus, are in full force and effect, and neither the Company nor any such Subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any Subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such Subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease.

(xxvii)       Title to Intellectual Property. The Company and/or the Subsidiaries own, or have obtained valid, binding, and enforceable licenses for, or other rights to make, use, reproduce, license, sell, modify, update, enhance or otherwise exploit, the inventions, patent applications, patents, licenses, know how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, trade names, service names, copyrights, trade secrets and other intellectual property necessary for, or used in the conduct, or the proposed conduct, of the business of the Company and the Subsidiaries in the manner described in the Registration Statement, the General Disclosure Package and the Prospectus (collectively, the “Intellectual Property”) (including, for certainty, the Company’s exclusive world-wide license (the “License”) from Case Western Reserve University of Cleveland, Ohio, to research, develop and commercialize a patented technology); to the Company’s knowledge, the Company or any Subsidiary will be unable to obtain any rights or licenses to use or otherwise exploit all Intellectual Property necessary for the conduct of the business of the Company and/or the Subsidiaries (including the commercialization of the Company’s products and services candidates) as described in the Registration Statement, the General Disclosure Package and the Prospectus; no third parties have rights to any Intellectual Property necessary for the conduct of the business of the Company and/or any Subsidiary, except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus or except for the ownership rights of the owners of the License or except for any licenses of use granted by the Company and/or any Subsidiary therein; there is no pending or, to the best of the Company’s knowledge, threatened or ongoing action, suit, proceeding or claim by others challenging the validity or enforceability of any Intellectual Property (or the Company’s or any Subsidiary’s rights in or to any Intellectual Property), except as would not reasonably be expected to have a Material Adverse Effect, to the Company’s knowledge there are no facts which form a reasonable basis for any such claim, and to the best of the Company’s knowledge, there has been no finding of unenforceability or invalidity of such Intellectual Property that would reasonably be expected to have a Material Adverse Effect; to the best of the Company’s knowledge, there is no patent or published patent application that contains claims that interfere with the issued or pending claims of any of the Intellectual Property necessary for the conduct of the business of the Company and/or any Subsidiary; and to the best of the Company’s knowledge, there is no prior art that necessarily renders any patent application owned by the Company or any Subsidiary unpatentable that has not been disclosed to the U.S. Patent and Trademark Office or any similar office in Canada or any other jurisdiction. The Company is in compliance with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company, and all such agreements are in full force and effect.

(xxviii)      Patents and Patent Applications. All patents and patent applications owned by or licensed to the Company or under which the Company has rights have, to the knowledge of the Company, been duly and properly filed and maintained; to the knowledge of the Company, the parties prosecuting such patent applications have complied with their duty of candor and disclosure to the USPTO in connection with such applications; and the Company is not aware of any facts required to be disclosed to the USPTO that were not disclosed to the USPTO and which would preclude the grant of a patent in connection with any such application or would reasonably be expected to form the basis of a finding of invalidity with respect to any patents that have issued with respect to such applications. To the Company’s knowledge, all patents and patent applications owned by the Company and filed with the USPTO or any foreign or international patent authority (the “Company Patent Rights”) and all patents and patent applications in-licensed by the Company and filed with the USPTO or any foreign or international patent authority (the “In-licensed Patent Rights”) have been duly and properly filed; the Company believes it has complied with its duty of candor and disclosure to the USPTO for the Company Patent Rights and, to the Company’s knowledge, the licensors of the In-licensed Patent Rights have complied with their duty of candor and disclosure to the USPTO for the In-licensed Patent Rights.

(xxix)        Compliance with Health Care Laws. The Company and each of the Subsidiaries: (i) is, and in the three previous years, has been in compliance in all material respects with all applicable statutes, rules, regulations, ordinances, orders, by-laws, decrees and guidance applicable to it under any laws relating in whole or in part to health and safety and/or the environment, any implementing regulations pursuant to any of the foregoing, and all similar or related federal, state, provincial or local healthcare statutes, regulations and directives applicable to the business of the Company, including but not limited to applicable laws concerning fee-splitting, kickbacks, corporate practice of medicine, disclosure of ownership, related party requirements, survey, certification, licensing, civil monetary penalties, self-referrals, or laws concerning the privacy and/or security of personal health information and breach notification requirements concerning personal health information (collectively, “Applicable Healthcare Laws”); (ii) has not received any correspondence or written notice from any Governmental Authority alleging or asserting material noncompliance with any Applicable Healthcare Laws or any Governmental Licenses required by any such Applicable Healthcare Laws; (iii) has not received written notice of any pending or threatened claim, suit, proceeding, charge, hearing, enforcement, audit, inspection, investigation, arbitration or other action from any Governmental Authority or third party alleging that any operation or activity of the Company, the Subsidiaries or any of their directors, officers and/or employees is in material violation of any Applicable Healthcare Laws or Governmental Licenses required by any such Applicable Healthcare Laws and to the Company’s knowledge no such Governmental Authority or third party is considering any such claim, suit, proceeding, charge, hearing, enforcement, audit, inspection, investigation, arbitration or other action; and (iv) either directly has, or indirectly on its behalf has, filed, declared, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Healthcare Laws or Governmental Licenses required by any such Applicable Healthcare Laws in order to keep all Governmental Licenses in good standing, valid and in full force (except where the failure to so file, declare, obtain, maintain or submit would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect), and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and correct in all material respects on the date filed (or were corrected or supplemented by a subsequent submission). The Company is not a party to and does not have any ongoing reporting obligations pursuant to any corporate integrity agreement, deferred prosecution agreement, monitoring agreement, consent decree, settlement order, plan of correction or similar agreement imposed by any governmental or regulatory authority. Additionally, neither the Company, nor to the Company’s knowledge, any of its employees, officers or directors, has been excluded, suspended or debarred from participation in any U.S. state or federal health care program or human clinical research or, to the knowledge of the Company, is subject to a governmental inquiry, investigation, proceeding, or other similar action that could reasonably be expected to result in debarment, suspension, or exclusion

(xxx)          Environmental Laws. Except as described in the Registration Statement, the General Disclosure Package and the Prospectus or would not, singly or in the aggregate, be reasonably expected to result in a Material Adverse Effect, (A) neither the Company nor any Subsidiary is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Company and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or, to the knowledge of the Company threatened, administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any Subsidiary and (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Entity, against or affecting the Company or any Subsidiary relating to Hazardous Materials or any Environmental Laws.

(xxxi)         Accounting Controls and Disclosure Controls. The Company and each of its Subsidiaries maintain effective internal control over financial reporting (as defined under Rule 13-a15 and 15d-15 under the rules and regulations of the Commission under the 1934 Act Regulations) and have established and maintain “disclosure controls and procedures” and “internal control over financial reporting” within the meaning of such terms under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and are in compliance with the certification requirements thereof with respect to the Company’s annual and interim filings with the Canadian Qualifying Authorities. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, the Company’s internal control over financial reporting. The Company maintains an effective system of disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the 1934 Act Regulations) that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to the Company’s management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure.

(xxxii)        Tests and Preclinical and Clinical Trials. All clinical and pre-clinical trials related to the development of the Company’s products have been conducted, and to the extent they are still pending are currently being conducted, in accordance with accepted medical, scientific and ethical research procedures and all applicable laws. The Company and each of the Subsidiaries has operated and is currently in material compliance with all applicable rules, regulations and policies of Health Canada, the FDA, the DEA, or any other Governmental Authority having jurisdiction over it and its activities. The research, pre-clinical and clinical validation studies, trials and other studies and tests conducted by or on behalf of or sponsored by the Company or any Subsidiary or in which the Company or any Subsidiary or its product candidates have participated were and, if still pending, are being conducted in all material respects in accordance with good clinical practice and medical standard-of-care procedures including in accordance with the protocols submitted to Health Canada, the FDA, the DEA or any other Governmental Authority exercising comparable authority and the Company does not have knowledge of any other trials, studies or tests, the results of which reasonably call into question the results of such studies and tests. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, the Company and each of the Subsidiaries has not received any written notices from such regulatory authorities or any other Governmental Authority or any other person requiring the termination, suspension or material modification of any such research, pre-clinical and clinical validation studies, trials or other studies and tests. The Company has not failed to submit to the FDA any necessary Investigational New Drug Application or other report or filing required in connection with an Investigational New Drug Application for a clinical trial it is conducting or sponsoring, except where such failure would not, individually or in the aggregate, have a Material Adverse Effect. All such submissions and any New Drug Application submission were in material compliance with applicable laws when submitted and no material deficiencies have been asserted by the FDA with respect to any such submissions, except any deficiencies which could not, individually or in the aggregate, have a Material Adverse Effect. The descriptions of the results of the Company’s clinical trials described or referred to in the Registration Statement, the General Disclosure Package and the Prospectus are accurate and complete in all material respects and fairly represent the published data derived from such clinical trials.

(xxxiii)       Payment of Taxes. All federal, state, local, provincial and foreign income tax returns of the Company and its Subsidiaries required by law to be filed have been filed (in Canada, the United States and otherwise) and all taxes shown by such returns or otherwise assessed, which are due and payable, have been paid, except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided in conformity with IFRS, except insofar as such failure would not reasonably be expected to result in a Material Adverse Effect. The income tax returns of the Company through the fiscal year ended December 31, 2025 have been settled and no assessment in connection therewith has been made against the Company. The Company and its Subsidiaries have filed all other tax returns that are required to have been filed by them pursuant to applicable foreign, state, local or other law except insofar as the failure to file such returns would not reasonably be expected to result in a Material Adverse Effect, and have paid all taxes due pursuant to such returns or pursuant to any assessment received by the Company and its Subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been established by the Company. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are, in conformity with IFRS, adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not reasonably be expected to result in a Material Adverse Effect. All scientific research and experimental development (“SR&ED”) tax incentives applied for by the Company or any of its Subsidiaries are bona fide and the Company has no knowledge that Canada Revenue Agency will disallow, reassess or reduce any SR&ED incentives applied for by or previously granted to the Company or any of its Subsidiaries.

(xxxiv)      Insurance. The Company and its Subsidiaries carry or are entitled to the benefits of insurance, with financially sound and reputable insurers, in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business, and all such insurance is in full force and effect. The Company has no reason to believe that it or its Subsidiaries will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Effect.

(xxxv)       Investment Company Act. The Company is not required, and upon the issuance and sale of the Securities as herein contemplated and the application of the net proceeds therefrom as described in the Registration Statement, the General Disclosure Package and the Prospectus will not be required, to register as an “investment company” under the Investment Company Act of 1940, as amended.

(xxxvi)      PFIC and CFC. The Company was not a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the Internal Revenue Code of 1986, as amended (the “Code”), for its most recently completed taxable year. The Company is not a “controlled foreign corporation”, as defined in Section 957 of the Code.

(xxxvii)     Absence of Manipulation. Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed, or would be expected, to cause or result in, or which constitutes, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities or to result in a violation of Regulation M under the 1934 Act or the Canadian Securities Laws.

(xxxviii)    Foreign Corrupt Practices Act. None of the Company, its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) the U.K. Bribery Act of 2010, the Corruption of Foreign Public Officials Act (Canada), the Criminal Code (Canada), or any other applicable anti-bribery or anti-corruption laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offense under any other applicable anti-bribery or anti-corruption laws (the “Anti-Corruption Laws”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the Anti-Corruption Laws and the Company has and, to the knowledge of the Company, its Subsidiaries, director, officers and or employees have conducted their businesses in compliance with the Anti-Corruption Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(xxxix)       Money Laundering Laws. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), those of Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any Governmental Entity involving the Company or its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(xl)            OFAC. Neither the Company nor any of its Subsidiaries, directors, officers, or employees, nor, to the Company’s knowledge, any agent, controlled affiliate or other person acting on behalf of the Company or any of its Subsidiaries is currently the subject or the target of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury of the United Kingdom, or other relevant sanctions authority (collectively, “Sanctions”); nor is the Company or any of its Subsidiaries located, organized or resident in a country or territory that is the subject or the target of comprehensive Sanctions, including, without limitation, Crimea, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic regions of Ukraine, Cuba, Iran, North Korea, and Syria (before July 1, 2025) (each a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, or any joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, that at the time of such financing, is the subject or the target of Sanctions, or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as underwriter, advisor, investor or otherwise) of applicable Sanctions. Since the Company’s inception, the Company and its Subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(xli)           No Transfer Taxes or Other Fees. No stamp or other issuance or transfer taxes, duties or other similar charges are payable by, or required to be withheld on behalf of, the Underwriters to Canada or any political subdivision or taxing authority thereof or therein in connection with (1) the execution, delivery or performance of this Agreement or (2) the issuance, sale or delivery of the Securities to the Underwriters or the resale of Securities by an Underwriter to U.S. residents.

(xlii)          Foreign Private Issuer. The Company is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(xliii)         Reporting Requirements. The Company is a reporting issuer in each of the Canadian Qualifying Jurisdictions and is not on the list of defaulting reporting issuers maintained by any Canadian Qualifying Authority that maintains such a list; the Company is in compliance, in all material respects, with its continuous and timely disclosure obligations under Canadian Securities Laws and under the rules and regulations of Nasdaq and has filed all documents required to be filed by it with the Canadian Qualifying Authorities under applicable Canadian Securities Laws; the Company has not filed any confidential material change reports with any of the Canadian Qualifying Authorities that remain confidential at the date hereof; and the Company has filed a current annual information form in the form prescribed by NI 51-102 in each of the Canadian Qualifying Jurisdictions prior to the date of this Agreement. The Company is eligible to use the Canadian Shelf Procedures for the distribution of the Securities in each of the Canadian Qualifying Jurisdictions (other than the Province of Québec). The Company has materially complied with all Canadian Securities Laws required to be complied with by the Company to qualify the distribution of the Securities through registrants registered in the applicable categories under Canadian Securities Laws in each of the Canadian Qualifying Jurisdictions (other than the Province of Québec), except for the filing of the Canadian Final Prospectus with the Canadian Qualifying Jurisdictions.

(xliv)         Immunity from Jurisdiction. Neither the Company nor any of its Subsidiaries nor any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of Canada and the laws of the Province of British Columbia. The irrevocable and unconditional waiver and agreement of the Company contained in this Agreement not to plead or claim any such immunity in any legal action, suit or proceeding based on this Agreement is valid and binding under the laws of Canada and the laws of the Province of British Columbia. The choice of the law of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of Canada, and the Company is not aware of any basis for avoiding the choice on the grounds of British Columbia public policy, as that term is understood under the laws of the Province of British Columbia and the laws of Canada applicable therein. The Company has the power to submit, and has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each New York State and United States Federal court sitting in The City of New York and has validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in any such court.

(xlv)          Statistical and Market-Related Data. Any statistical and market-related data included in the Registration Statement, the General Disclosure Package or the Prospectus are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate.

(xlvi)         Maintenance of Rating. The Company has no debt securities or preferred shares that are rated by any “nationally recognized statistical rating organization” (as that term is defined by the Commission for purposes of Rule 436(g)(2) under the 1933 Act).

(xlvii)       Privacy and Data Protection. The Company and its Subsidiaries have operated their business in a manner compliant in all material respects with all United States federal, state, local and non-United States privacy, data security and data protection laws and regulations applicable to the Company’s collection, use, transfer, protection, disposal, disclosure, handling, storage and analysis of personal data. The Company and its Subsidiaries have been and are in compliance in all material respects with internal policies and procedures designed to ensure the integrity and security of the data collected, handled or stored in connection with its business; the Company and its Subsidiaries have been and are in compliance in all material respects with internal policies and procedures designed to ensure compliance with the Applicable Healthcare Laws that govern privacy and data security and take, and have taken reasonably appropriate steps designed to assure compliance with such policies and procedures. The Company and its Subsidiaries have taken reasonable steps to maintain the confidentiality of its personally identifiable information, protected health information, consumer information and other confidential information of the Company, its Subsidiaries and any third parties in its possession (“Sensitive Company Data”). The tangible or digital information technology systems (including computers, screens, servers, workstations, routers, hubs, switches, networks, data communications lines, technical data and hardware), software and telecommunications systems used or held for use by the Company and its Subsidiaries (the “Company IT Assets”) are adequate and operational for, in accordance with their documentation and functional specifications, the business of the Company and its Subsidiaries as now operated and as currently proposed to be conducted as described in the Registration Statement, the General Disclosure Package and the Prospectus. The Company and its Subsidiaries have used reasonable efforts to establish, and have established, commercially reasonable disaster recovery and security plans, procedures and facilities for the business consistent with industry standards and practices applicable to the size and operations of the Company in all material respects. The Company and its Subsidiaries have not suffered or, to the Company’s knowledge, incurred any security breaches, compromises or incidents with respect to any Company IT Asset or Sensitive Company Data, except where such breaches, compromises or incidents would not reasonably be expected to, singly or in the aggregate, result in a Material Adverse Effect; and, to the Company’s knowledge, there has been no unauthorized or illegal use of or access to any Company IT Asset or Sensitive Company Data by any unauthorized third party. The Company and its Subsidiaries have not been required to notify any individual of any information security breach, compromise or incident involving Sensitive Company Data.

(xlviii)       Withholding Taxes. No withholding tax imposed under the federal laws of Canada or the Canadian Qualifying Jurisdictions will be payable in respect of any commission or fee to be paid by the Company pursuant to this Agreement to the Underwriters that are “non-residents” within the meaning of the Income Tax Act (Canada), provided any such commission or fee is payable in respect of services rendered by such Underwriters, wholly outside of Canada and are performed in the ordinary course of business carried on by the Underwriters that includes the performance of such services for a fee and such Underwriters deal at arm’s length with the Company within the meaning of the Income Tax Act (Canada) and any such amount is reasonable in the circumstances.

(xlix)         Connected Issuer. To its knowledge, the Company is not a “related issuer” or “connected issuer” (as those terms are defined in National Instrument 33-105 - Underwriting Conflicts of the Canadian Securities Administrators) of any of the Underwriters.

(l)             No Broker Fees. Except as disclosed in the General Disclosure Package and the Prospectus, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the offering of the Securities contemplated hereby.

(li)            Outbound Investment Security Program. Neither the Company nor any of its Subsidiaries is a “covered foreign person”, as that term is defined in 31 C.F.R. § 850.209. Neither the Company nor any of its Subsidiaries currently engages, or has plans to engage, directly or indirectly, in a “covered activity”, as that term is defined in 31 C.F.R. § 850.208 (“Covered Activity”). The Company does not have any joint ventures that engage in or plan to engage in any Covered Activity. The Company also does not, directly or indirectly, hold a board seat on, have a voting or equity interest in, or have any contractual power to direct or cause the direction of the management or policies of any person or persons that engages or plans to engage in any Covered Activity.

(b)            Officer’s Certificates. Any certificate signed by any officer of the Company or any of its Subsidiaries delivered to the Representatives or to counsel for the Underwriters shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

SECTION 2.            Sale and Delivery to Underwriters; Closing.

(a)            Securities. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Company that number of Securities set forth in Schedule A opposite the name of such Underwriter, plus any additional number of Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof, subject, in each case, to such adjustments among the Underwriters as the Representatives in their sole discretion shall make to eliminate any sales or purchases of fractional shares. The purchase price per Share and accompanying Common Warrant to be paid by the several Underwriters to the Company shall be US$2.35 per unit.

(b)            Payment. Payment of the purchase price for, and delivery of certificates or security entitlements for, the Securities shall be made at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., or at such other place as shall be agreed upon by the Representatives and the Company, at 10:00 A.M. (New York City time) on May 26, 2026 (unless postponed in accordance with the provisions of Section 10), or such other time not later than ten business days after such date as shall be agreed upon by the Representatives and the Company (such time and date of payment and delivery being herein called “Closing Time”). Delivery of the Shares at the Closing Time shall be made through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct. The Common Warrants shall be delivered to the purchasers of the Common Warrants in definitive form, registered in such names and in such denominations as the purchasers of the Common Warrants shall request in writing not later than the Closing Time.

Payment shall be made to the Company by wire transfer of immediately available funds to a bank account designated by the Company, against delivery to the Representatives for the respective accounts of the Underwriters of certificates or security entitlements for the Securities to be purchased by them. It is understood that each Underwriter has authorized the Representatives, for their accounts, to accept delivery of, receipt for, and make payment of the purchase price for, the Securities which it has agreed to purchase. Each of Leerink Partners and TD Cowen, individually and not as representatives of the Underwriters, may (but shall not be obligated to) make payment of the purchase price for the Securities to be purchased by any Underwriter whose funds have not been received by the Closing Time, but such payment shall not relieve such Underwriter from its obligations hereunder. The Company acknowledges and agrees that the Underwriters may offer and sell Securities to or through any affiliate of an Underwriter.

SECTION 3.            Covenants of the Company. The Company covenants with each Underwriter as follows:

(a)            Compliance with Securities Regulations and Commission Requests. During the period beginning on the date of this Agreement and ending on the expiry of the period in which a prospectus is required by law to be delivered by the Underwriters or a dealer in connection with the distribution of Securities contemplated by the Prospectus, (i) to make no further amendment or supplement to the Registration Statement or any amendment or supplement to the Prospectus without the consent of the Representatives unless in the opinion of counsel for the Company such amendment or supplement is required by law; (ii) to advise the Representatives promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement or amendment to the Prospectus has been filed and to furnish the Representatives with copies or access thereof in accordance with this Agreement; (iii) to file promptly all reports required to be filed by the Company with the Commission or with the Canadian Qualifying Authorities to comply with Canadian Securities Laws and with Nasdaq, to procure and ensure the continued listing of the Common Shares thereon subsequent to the date of the Prospectus and for so long as the delivery of or provision of access to a prospectus is required in connection with the offering or sale of the Securities; (iv) to provide the Representatives, upon request, with a copy of such reports and statements and other documents as are filed by the Company pursuant to Section 13, 14 or 15(d) of the 1934 Act or pursuant to the Canadian Securities Laws and to promptly notify the Underwriters of such filing; (v) to advise the Representatives, promptly after it receives notices thereof, of (y) any request by any Canadian Qualifying Authority or the Commission to amend or supplement the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus or any Issuer Free Writing Prospectus, if any, or for additional information with respect thereto, or (z) the issuance by the Commission or any Canadian Qualifying Authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectus, as applicable, or the institution or threatening of any proceeding for any such purpose; (vi) to advise the Representatives promptly after it becomes aware of any event which could reasonably be likely to require the making of any change in the Prospectus, if any, then being used so that the Prospectus would (y) constitute full, true and plain disclosure of all material facts relating to the Securities and (z) not include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, and, during such time, subject to Section 3(d) hereof, to prepare and furnish promptly to the Representatives, at the Company’s expense, such amendments or supplements to the Prospectus (except as otherwise provided herein), as may be necessary to reflect any such change and (vii) in the event the Commission shall issue any order suspending the effectiveness of the Registration Statement or the Canadian Qualifying Authorities shall issue any cease trading order, promptly to use its reasonable commercial efforts to obtain the withdrawal of such order at the earliest practicable moment; and to use its reasonable commercial efforts to prevent the issuance of any such order.

(b)            Access to the Canadian Final Prospectus. The Company has complied and shall comply with the requirements of Part 6A of NI 44-102 to enable delivery of the Canadian Final Prospectus and any amendment or supplement thereto, as the case may be, to be made through access thereto where permitted by NI 44-102. The Underwriters shall satisfy any request for electronic or paper copies of the Canadian Final Prospectus and any amendment or supplement thereto in accordance with the requirements of NI 44-102, without charge.

(c)            Continued Compliance with Securities Laws. To comply with the requirements of the Shelf Procedures and file the Canadian Final Prospectus with the Canadian Qualifying Authorities on the earlier of the first date the Canadian Final Prospectus is delivered to the Underwriters and the day which is two (2) business days following the date of this Agreement, and to comply with General Instruction II.L of Form F-10 and file the U.S. Final Prospectus with the Commission one (1) business day following the filing of the Canadian Final Prospectus with the Canadian Qualifying Authorities. If during the period in which a prospectus is required by law to be delivered or provided access to by an Underwriter or a dealer in connection with the distribution of Securities contemplated by the Prospectus, any event shall occur that makes any statement made in the Registration Statement, the U.S. Final Prospectus, the Canadian Final Prospectus or the Issuer Free Writing Prospectus, if any, untrue or that as a result of which, in the reasonable opinion of the Underwriters or counsel for the Underwriters, it becomes necessary to amend or supplement the Registration Statement in order to make the statements therein not misleading, or the U.S. Prospectus or the Canadian Final Prospectus in order to (i) constitute full, true and plain disclosure of all material facts required to be stated therein; and (ii) make the statements therein, in the light of the circumstances in which they are made, not misleading, or, if it is necessary at any time to amend or supplement the Registration Statement, the U.S. Final Prospectus, the Canadian Final Prospectus or the Issuer Free Writing Prospectus, if any, to comply with any applicable law, the Company promptly will prepare and file with the Commission and the Canadian Qualifying Authorities, and furnish at its own expense to the Representatives, an appropriate amendment to the Registration Statement or supplement to the U.S. Final Prospectus, Canadian Final Prospectus or the Issuer Free Writing Prospectus, if any, so that the Registration Statement as so amended or the U.S. Final Prospectus or the Canadian Final Prospectus, as so amended or supplemented will (i) constitute full, true and plain disclosure of all material facts required to be stated therein; and (ii) not, in the light of the circumstances when it is so delivered, be misleading, or so that the Registration Statement, the U.S. Final Prospectus or the Canadian Final Prospectus will comply with such law. Before amending the Registration Statement or amending or supplementing the U.S. Final Prospectus or the Canadian Final Prospectus, the Company will furnish the Representatives with a copy of such proposed amendment or supplement and will not file such amendment or supplement to which the Representatives reasonably object.

(d)            General Disclosure Package. If the General Disclosure Package is being used to solicit offers to buy the Securities at a time when the Prospectus is not yet available and any event shall occur as a result of which, in the judgment of the Company or in the reasonable opinion of the Representatives, it becomes necessary to amend or supplement the General Disclosure Package in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or to make the statements therein not conflict with the information contained or incorporated by reference in the Registration Statement then on file and not superseded or modified, or if it is necessary at any time to amend or supplement the General Disclosure Package to comply with the 1933 Act, the 1934 Act and Canadian Securities Laws, the Company promptly will either (i) prepare, file with the Commission and the Canadian Qualifying Authorities (if required) and furnish to the Underwriters and any dealers an appropriate amendment or supplement to the General Disclosure Package or (ii) prepare and file with the Canadian Qualifying Authorities (if required) and the Commission an appropriate filing under the 1934 Act which shall be incorporated by reference in the General Disclosure Package so that the General Disclosure Package as so amended or supplemented will not, in the light of the circumstances under which they were made, be misleading or conflict with the Registration Statement then on file, or so that the General Disclosure Package will comply with the 1933 Act, the 1934 Act and Canadian Securities Laws, as applicable.

(e)            Delivery of Registration Statements. To the extent not available on the Commission’s Electronic Data Gathering, Analysis and Retrieval system or any successor system (“EDGAR”), the Company has furnished or will deliver to the Representatives and counsel for the Underwriters, without charge, signed copies of the Registration Statement as originally filed and each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed incorporated by reference therein) and signed copies of all consents and certificates of experts, and will also deliver to the Representatives, without charge, a conformed copy of the Registration Statement as originally filed and each amendment thereto (without exhibits) for each of the Underwriters. The copies of the Registration Statement and each amendment thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(f)            Delivery of Prospectuses. To the extent not available on the EDGAR, The Company has delivered to each Underwriter, without charge, as many copies of each preliminary prospectus as such Underwriter reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the 1933 Act. The Company will furnish to each Underwriter, without charge, during the period when a prospectus relating to the Securities is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the 1933 Act, such number of copies of the Prospectus (as amended or supplemented) as such Underwriter may reasonably request. The Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(g)            Blue Sky Qualifications. The Company will use its best efforts, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Representatives may designate and to maintain such qualifications in effect so long as required to complete the distribution of the Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(h)            Rule 158. The Company will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its securityholders as soon as practicable an earning statement for the purposes of, and to provide to the Underwriters the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act.

(i)            Use of Proceeds. The Company will use the net proceeds received by it from the sale of the Securities in all material respects in the manner specified in the Registration Statement, the General Disclosure Package and the Prospectus under the heading “Use of Proceeds.”

(j)            Listing. The Company will use its best efforts to effect and maintain the listing of the Common Shares and the Warrant Shares on Nasdaq.

(k)            Restriction on Sale of Securities. During a period of 60 days from the date of the Prospectus, the Company will not, without the prior written consent of the Representatives, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or file or confidentially submit any registration statement under the 1933 Act with respect to any of the foregoing, (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (iii) publicly announce an intention to effect any such swap, agreement or other transaction described in clauses (i) and (ii). The foregoing sentence shall not apply to (A) the Securities to be sold hereunder; (B) any Common Shares issued by the Company upon the exercise of an option or warrant or the conversion of a convertible security outstanding on the date hereof and referred to in the Registration Statement, the General Disclosure Package and the Prospectus; (C) any Common Shares issued or options to purchase Common Shares granted pursuant to existing employee benefit plans of the Company referred to in the Registration Statement, the General Disclosure Package and the Prospectus; (D) any Common Shares issued pursuant to any existing non-employee director share plan or dividend reinvestment plan referred to in the Registration Statement, the General Disclosure Package and the Prospectus; (E) the filing by the Company of any registration statement on Form S-8 or a successor form thereto; (F) issue or sell Common Shares pursuant to an at-the-market or other similar facility, provided no such sales may be made prior to 30 days from the date of the Prospectus; (G) the filing of a registration Statement on Form F-10 and amended and restated short form base prospectus with the British Columbia Securities Commission (the “A&R Shelf”); or (H) the filing of a prospectus supplement to the A&R Shelf to register the issue and sale of the Warrant Shares issuable upon exercise of the Common Warrants.

(l)            Reporting Requirements. The Company, during the period when a Prospectus relating to the Securities is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the 1933 Act, will file all documents required to be filed with (i) the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and 1934 Act Regulations and (ii) the Canadian Qualifying Authorities pursuant to, and within the time periods required by, Canadian Securities Laws. Additionally, the Company shall report the use of proceeds from the issuance of the Securities as may be required under Rule 463 under the 1933 Act.

(m)            Issuer Free Writing Prospectuses. The Company agrees that, unless it obtains the prior written consent of the Representatives, it will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus,” or a portion thereof, required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the Representatives will be deemed to have consented to the Issuer Free Writing Prospectuses listed on Schedule B-2 hereto and any “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) that has been reviewed by the Representatives. The Company represents that it has treated or agrees that it will treat each such free writing prospectus consented to, or deemed consented to, by the Representatives as an “issuer free writing prospectus,” as defined in Rule 433, and that it has complied and will comply with the applicable requirements of Rule 433 with respect thereto, including timely filing with the Commission where required, legending and record keeping. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, any preliminary prospectus or the Prospectus or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Representatives and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(n)            Testing-the-Waters Materials. If at any time following the distribution of any Written Testing-the-Waters Communication there occurred or occurs an event or development as a result of which such Written Testing-the-Waters Communication included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Representatives and will promptly amend or supplement, at its own expense, such Written Testing-the-Waters Communication to eliminate or correct such untrue statement or omission.

(o)            Emerging Growth Company Status. The Company will promptly notify the Representatives if the Company ceases to be an Emerging Growth Company at any time prior to the later of (i) completion of the distribution of the Securities within the meaning of the 1933 Act and (ii) completion of the 60-day restricted period referred to in Section 3(k).

(p)            Canadian Distribution Requirements. During the distribution of the Securities: (i) the Company shall prepare, in consultation with the Representatives, any “marketing materials” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) (“NI 41-101”), including any template version thereof, to be provided to potential investors in the Securities, and approve in writing any such marketing materials (including any template version thereof), as may reasonably be requested by the Underwriters, such marketing materials to comply with Canadian Securities Laws and to be acceptable in form and substance to the Company and the Underwriters and their respective counsel, acting reasonably; (ii) the Representatives shall, on behalf of the Underwriters, approve in writing any such marketing materials, as contemplated by the Canadian Securities Laws and shall not use any marketing materials until such time as the Company confirms in writing that the marketing materials have been approved in accordance with NI 44-102; and (iii) the Company shall: (A) deliver any such marketing materials (or any template version thereof) to the Reviewing Authority as soon as reasonably practicable after such marketing materials are so approved in writing by the Company and Representatives on behalf of the Underwriters; and (B) if applicable, provide a contractual right in accordance with paragraph 9A.5(2)(b) of NI 44-102 containing the language set out in subsection 36A.1(5) of Form 41-101F1, or words to the same effect, except that the language may specify that the contractual right does not apply to any comparables provided in accordance with subsection 9A.5(3) of NI 44-102.

(q)            Marketing Materials; Term Sheets. The Company and each Underwriter, on a several basis, covenants and agrees that, during the distribution of the Securities, it will not provide any potential investor with any materials or information in relation to the distribution of the Securities or the Company other than the Prospectus and any amendments or supplements thereto in accordance with this Agreement, provided that: (A) any such materials that constitute marketing materials have been approved and delivered in accordance with Section 3(p); and (B) any such materials that constitute standard term sheets have been approved in writing by the Company and the Representatives and are provided in compliance with Canadian Securities Laws.

(r)            Limited-Use Version. Notwithstanding Section 3(p) and 3(q), following the approval and delivery of a template version of marketing materials in accordance with Section 3(q), the Underwriters may provide a “limited-use version” (as such term is defined in NI 41-101) of such template version to potential investors in the Securities in accordance with Canadian Securities Laws.

(s)            Warrant Registration Statement. Within ten business days of the Effective Time, the Company shall effect, at all times while any Common Warrants are outstanding, use its commercially reasonable efforts to maintain, a registration statement covering the issue and sale of the Warrant Shares issuable upon exercise of the Common Warrants such that the Warrant Shares, when issued, will not be subject to resale restrictions under the 1933 Act except to the extent that the Warrant Shares are owned by affiliates.

(t)            Warrant Reserve. The Company shall, at all times while any Common Warrants are outstanding, reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Shares, solely for the purpose of enabling it to issue the Warrant Shares upon exercise of such Common Warrants, the number of the Warrant Shares that are initially issuable and deliverable upon the exercise of the then-outstanding Common Warrants.

SECTION 4.            Payment of Expenses.

(a)            Expenses. The Company will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and each amendment thereto, (ii) the preparation, printing and delivery to the Underwriters of copies of each preliminary prospectus, each Issuer Free Writing Prospectus and the Prospectus and any amendments or supplements thereto and any costs associated with electronic delivery of any of the foregoing by the Underwriters to investors, (iii) the preparation, issuance and delivery of the certificates or security entitlements for the Securities to the Underwriters, including any share or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Securities to the Underwriters, (iv) the fees and disbursements of the Company’s counsel, accountants and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(g) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of a “Blue Sky Survey” and any supplement thereto, (vi) the fees and expenses of any transfer agent or registrar for the Securities, (vii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the Securities, including without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, travel and lodging expenses of the representatives and officers of the Company and any such consultants, (viii) the filing fees incident to, and the reasonable fees and disbursements of counsel to the Underwriters in connection with, the review by FINRA of the terms of the sale of the Securities, provided that the aggregate amount of expenses of counsel to the Underwriters pursuant to these clauses (v) and (viii) shall not exceed $15,000, (ix) the fees and expenses incurred in connection with the listing of the Securities on Nasdaq, and (x) the costs and expenses (including, without limitation, any damages or other amounts payable in connection with legal or contractual liability) associated with the reforming of any contracts for sale of the Securities made by the Underwriters caused by a breach of the representation contained in the third sentence of Section 1(a)(ii). It is understood, however, that except as provided in this Section and Section 6 below, the Underwriters will pay all of their costs and expenses, including fees and disbursements of their counsel, share transfer taxes payable on resale of any of the Securities by them and any advertising expenses connected with any offers they may make.

(b)            Termination of Agreement. If this Agreement is terminated by the Representatives in accordance with the provisions of Section 5, Section 9(a)(i), Section 9(a)(iii) or Section 10 hereof, the Company shall reimburse the Underwriters for all of their reasonably documented out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters; provided however, that if this Agreement is terminated by the Representatives pursuant to Section 10, the Company shall have no obligation to reimburse the out of pocket expenses of any Underwriters that have failed to purchase the Securities that they have agreed to purchase hereunder.

SECTION 5.            Conditions of Underwriters’ Obligations. The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained herein or in certificates of any officer of the Company or any of its Subsidiaries delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

(a)            Effectiveness of Registration Statement. No stop order or cease trade order suspending the effectiveness of the Registration Statement or any part thereof, preventing or suspending the use of the Base Prospectus, any Preliminary Prospectus, the Prospectus or any Issuer Free Writing Prospectus or any part thereof shall have been issued and no proceedings for that purpose or pursuant to Section 8A under the 1933 Act shall have been initiated or threatened by the Commission and/or any Canadian Qualifying Authority; each Issuer Free Writing Prospectus, if any, and the Prospectus shall have been filed with the Commission and the Canadian Qualifying Authorities, as applicable, within the applicable time period prescribed for such filing by, and in compliance with, the 1933 Act and Canadian Securities Laws, as applicable.

(b)            Opinion of Counsel for Company. At the Closing Time, the Representatives shall have received the opinion and the negative assurance letter, each dated the Closing Time, of Paul Hastings LLP, U.S. counsel for the Company, and the opinions, each dated the Closing Time, of Blake, Cassel & Graydon LLP, Canadian counsel for the Company, together with the opinions of Digby Global and Lathrop GPM LLP, special counsels for the Company with respect to intellectual property matters, each in form and substance reasonably satisfactory to counsel for the Underwriters.

(c)            Negative Assurance Letter of Counsel for Underwriters. At the Closing Time, the Representatives shall have received the negative assurance letter, dated the Closing Time, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters in form and substance satisfactory to the Representatives. In giving such letter such counsel may rely, as to all matters governed by the laws of jurisdictions other than the law of the State of New York and the federal securities laws of the United States, upon the opinions of counsel satisfactory to the Representatives. Such counsel may also state that, insofar as such letter involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers and other representatives of the Company and its Subsidiaries and certificates of public officials.

(d)            Officers’ Certificate. At the Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and the Representatives shall have received a certificate of the principal executive officer of the Company and of the principal financial officer of the Company, dated the Closing Time, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties of the Company in this Agreement are true and correct with the same force and effect as though expressly made at and as of the Closing Time, (iii) the Company has complied in all material respects with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Time, and (iv) no stop order suspending the effectiveness of the Registration Statement under the 1933 Act has been issued, no order preventing or suspending the use of any preliminary prospectus or the Prospectus has been issued and no proceedings for any of those purposes have been instituted or are pending or, to their knowledge, contemplated.

(e)            Accountant’s Comfort Letter. At the time of the execution of this Agreement, the Representatives shall have received from KPMG LLP a letter, dated such date, in form and substance reasonably satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the General Disclosure Package and the Prospectus.

(f)            Bring-down Comfort Letter. At the Closing Time, the Representatives shall have received from KPMG LLP a letter, dated as of the Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (e) of this Section, except that the specified date referred to shall be a date not more than three business days prior to the Closing Time.

(g)            Approval of Listing. At the Closing Time, the Common Shares shall be listed on the Nasdaq.

(h)            Lock-up Agreements. At the date of this Agreement, the Representatives shall have received an agreement substantially in the form of Exhibit A hereto signed by all of the Company’s directors and executive officers.

(i)            Chief Financial Officer’s Certificate. On the date of this Agreement and at the Closing Time, the Representatives shall have received from the Company a certificate of its principal financial officer with respect to certain financial data contained in the General Disclosure Package and the Prospectus, in form and substance reasonably satisfactory to counsel for the Underwriters.

(j)            Rating. Neither the Company nor its subsidiaries have any debt securities or preferred shares that are rated by any “nationally recognized statistical rating agency” (as defined in Section 3(a)(62) of the 1934 Act).

(k)            Additional Documents. At the Closing Time, counsel for the Underwriters shall have been furnished with such other documents and opinions as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated shall be reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters.

(l)            Termination of Agreement. If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement, may be terminated by the Representatives by notice to the Company at any time at or prior to Closing Time, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 4, 6, 7, 8, 14, 15 and 16 shall survive any such termination and remain in full force and effect.

SECTION 6.            Indemnification.

(a)            Indemnification of Underwriters. The Company agrees to indemnify and hold harmless each Underwriter, its affiliates (as such term is defined in Rule 501(b) under the 1933 Act (each, an “Affiliate”)), its selling agents and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(i)             against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included (A) in any preliminary prospectus, any Issuer Free Writing Prospectus, any Written Testing-the-Waters Communication, the General Disclosure Package or the Prospectus (or any amendment or supplement thereto), or (B) in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Securities (“Marketing Materials”), including any roadshow or investor presentations made to investors by the Company (whether in person or electronically), or the omission or alleged omission in any preliminary prospectus, any Issuer Free Writing Prospectus, any Written Testing-the-Waters Communication, the General Disclosure Package, the Prospectus (or any amendment or supplement thereto) or in any Marketing Materials of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii)            against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company;

(iii)            against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Representatives), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B, the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(b)            Indemnification of Company, Directors and Officers. Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B, the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(c)            Actions against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by the Representatives, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for the reasonable fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)            Settlement without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

SECTION 7.            Contribution. If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and of the Underwriters, on the other hand, in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company, on the one hand, and the total underwriting discount and commissions received by the Underwriters, on the other hand, in each case as set forth on the cover of the Prospectus, bear to the aggregate initial public offering price of the Securities as set forth on the cover of the Prospectus.

The relative fault of the Company, on the one hand, and the Underwriters, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 7, no Underwriter shall be required to contribute any amount in excess of the underwriting discounts and commissions received by such Underwriter in connection with the Securities underwritten by it and distributed to the public.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 7, each person, if any, who controls an Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and each Underwriter’s Affiliates and selling agents shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company. The Underwriters’ respective obligations to contribute pursuant to this Section 7 are several in proportion to the number of Securities set forth opposite their respective names in Schedule A hereto and not joint.

SECTION 8.            Representations, Warranties and Agreements to Survive. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of its Subsidiaries submitted pursuant hereto, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter or its Affiliates or selling agents, any person controlling any Underwriter, its officers or directors or any person controlling the Company and (ii) delivery of and payment for the Securities.

SECTION 9.            Termination of Agreement.

(a)            Termination. The Representatives may terminate this Agreement, by notice to the Company, at any time at or prior to the Closing Time (i) if there has been, in the judgment of the Representatives, since the time of execution of this Agreement or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States, Canada or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in U.S. or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representatives, impracticable or inadvisable to proceed with the completion of the offering or to enforce contracts for the sale of the Securities, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission, Nasdaq, the Canadian Qualifying Authorities, or (iv) if trading generally on the New York Stock Exchange, Nasdaq has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by order of the Commission, FINRA or any other governmental authority, or (v) a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States, Canada or with respect to Clearstream or Euroclear systems in Europe, or (vi) if a banking moratorium has been declared by either Federal or New York authorities.

(b)            Liabilities. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 4, 6, 7, 8, 15, 16 and 17 shall survive such termination and remain in full force and effect.

SECTION 10.            Default by One or More of the Underwriters. If one or more of the Underwriters shall fail at the Closing Time to purchase the Securities which it or they are obligated to purchase under this Agreement (the “Defaulted Securities”), the Representatives shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representatives shall not have completed such arrangements within such 24-hour period, then:

(i)             if the number of Defaulted Securities does not exceed 10% of the number of Securities to be purchased on such date, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

(ii)            if the number of Defaulted Securities exceeds 10% of the number of Securities to be purchased on such date, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter.

No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

In the event of any such default which does not result in a termination of this Agreement, either the (i) Representatives or (ii) the Company shall have the right to postpone Closing Time for a period not exceeding seven days in order to effect any required changes in the Registration Statement, the General Disclosure Package or the Prospectus or in any other documents or arrangements. As used herein, the term “Underwriter” includes any person substituted for an Underwriter under this Section 10.

SECTION 11.            Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Company shall be directed to NervGen Pharma Corp., 112-970 Burrard Street, Unit 1290, Vancouver, British Columbia, V6Z 2R4, attention of the Chief Financial Officer. Notices to the Underwriters shall be directed to Leerink Partners at 1301 Avenue of the Americas, 5th Floor, New York, New York 10019, attention of Stuart R. Nayman and to TD Cowen at c/o TD Securities (USA) LLC, 1 Vanderbilt Avenue, New York, New York 10022, attention of Head of Equity Capital Markets, Fax: (646) 562-1249 with a copy to the General Counsel, Fax: (646) 562-1130.

SECTION 12.            No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that (a) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the initial public offering price of the Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the offering of the Securities and the process leading thereto, each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company, any of its Subsidiaries or their respective shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Securities or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or any of its Subsidiaries on other matters) and no Underwriter has any obligation to the Company with respect to the offering of the Securities except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering of the Securities and the Company has consulted its own respective legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

SECTION 13.            Recognition of the U.S. Special Resolution Regimes. In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Agreement, (A) “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k); (B) “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b); (C) “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and (D) “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

SECTION 14.            Parties. This Agreement shall each inure to the benefit of and be binding upon the Underwriters and the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters and the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

SECTION 15.            Waiver of Trial by Jury. The Company (on its behalf and, to the extent permitted by applicable law, on behalf of its shareholders and affiliates) and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

SECTION 16.            GOVERNING LAW. THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF, THE STATE OF NEW YORK WITHOUT REGARD TO ITS CHOICE OF LAW PROVISIONS.

SECTION 17.            Consent to Jurisdiction; Waiver of Immunity. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby shall be instituted in (i) the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan or (ii) the courts of the State of New York located in the City and County of New York, Borough of Manhattan (collectively, the “Specified Courts”), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court, as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.

SECTION 18.            TIME. TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 19.            Partial Unenforceability. The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

SECTION 20.            Counterparts. This Agreement may be executed in any number of counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

SECTION 21.            Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 22.            Entire Agreement. This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Underwriters, or any of them, with respect to the subject matter hereof.

[SIGNATURE PAGES FOLLOW]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters and the Company in accordance with its terms.

Very truly yours,

NervGen Pharma Corp.

By:	/s/ Adam H. Rogers
	Name:	Adam H. Rogers
	Title:	Chief Executive Officer

CONFIRMED AND ACCEPTED

As of the date first above written:

LEERINK PARTNERS LLC

By:	/s/ Murphy Gallagher
	Name:	Murphy Gallagher
	Title:	Senior Managing Director

TD SECURITIES (USA) LLC

By:	/s/ Bill Kadel
	Name:	Bill Kadel
	Title:	Managing Director

For themselves and as Representatives of the other Underwriters named in Schedule A hereto.

[Signature Page to Underwriting Agreement]

SCHEDULE A

Name of Underwriter	Number of Shares to be Purchased	Number of Common Warrants to be Purchased
Leerink Partners LLC	12,000,000	12,000,000
TD Securities (USA) LLC	12,000,000	12,000,000

Total	24,000,000	24,000,000

SCHEDULE B-1

Pricing Terms

1.            The Company is selling 24,000,000 Shares and 24,000,000 accompanying Common Warrants.

2.            The initial public offering price shall be US$2.50 per Common Share and accompanying Common Warrant.

3.            The exercise price per underlying Common Share exercisable pursuant to the Common Warrants is US$3.68.

SCHEDULE B-2

Free Writing Prospectuses

None.

SCHEDULE B-3

List of Written Testing-the-Waters Communications

None.

Exhibit A

FORM OF LOCK-UP AGREEMENT

Lock-Up Agreement

May [●], 2026

Leerink Partners LLC

TD Securities (USA) LLC

as Representatives of the several Underwriters

c/o Leerink Partners LLC

255 California Street, 12th Floor

San Francisco, CA 94111

c/o TD Securities (USA) LLC

1 Vanderbilt Avenue

New York, NY 10017

Re:            Proposed Public Offering by NervGen Pharma Corp.

Ladies and Gentlemen:

The undersigned, a shareholder, officer and/or director of NervGen Pharma Corp., a corporation existing under the laws of the Province of British Columbia (the “Company”), understands that Leerink Partners LLC (“Leerink Partners”) and TD Securities (USA) LLC (“TD Cowen,” and together with Leerink Partners, the “Representatives”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company providing for the public offering (the “Public Offering”) of the Company’s common shares (the “Common Shares”) and/or securities convertible into Common Shares. In recognition of the benefit that such an offering will confer upon the undersigned as a shareholder, an officer and/or a director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Underwriting Agreement (collectively, the “Underwriters”) that, during the period beginning on the date hereof and ending on the date that is 60 days from the date of the Underwriting Agreement (the “Lock-Up Period”), the undersigned will not, without the prior written consent of the Representatives, on behalf of the Underwriters, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any Common Shares or any securities convertible into or exchangeable or exercisable for Common Shares (such options, warrants or other securities, collectively, “Derivative Instruments”), whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-Up Securities, or file or cause to be filed (1) any registration statement in connection therewith, under the Securities Act of 1933, as amended, or (2) any prospectus in connection therewith in a jurisdiction of Canada pursuant to applicable Canadian securities laws, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Shares or other securities, in cash or otherwise.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer Lock-Up Securities without the prior written consent of the Representatives, provided, in each case, that (1) in the cases of clauses (i)-(v) below, the Representatives receive a signed lock-up agreement for the balance of the Lock-Up Period from each donee, trustee, distributee, or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) except in the case of gifts pursuant to clause (i) below, such transfers are not required to be reported with the Securities and Exchange Commission on Form 4 in accordance with Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or in compliance with the insider reporting obligations or such similar disclosures made in accordance with applicable Canadian securities laws, and (4) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers (other than a filing on a Form 5 or such similar disclosure made in accordance with applicable Canadian securities laws made after the expiration of the Lock-Up Period):

(i)	as a bona fide gift or gifts;

(ii)	to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);

(iii)	as a distribution or other transfer by a partnership to its partners or former partners or by a limited liability company to its members or retired members or by a corporation to its shareholder or former shareholder or to any wholly-owned subsidiary of such corporation;

(iv)	to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned;

(v)	pursuant to a qualified domestic relations order or in connection with a divorce settlement;

(vi)	by will or intestate succession upon the death of the undersigned;

(vii)	to the Company in satisfaction of any tax withholding obligation;

(viii)	in transactions consisting of Common Shares or such Derivative Instruments that the undersigned may purchase in open market transactions after the date set forth on the cover of the prospectus related to the Public Offering; or

(ix)	in connection with sales of the undersigned’s Lock-Up Securities made pursuant to a 10b5-1 trading plan that complies with Rule 10b5-1 under the Exchange Act or the corresponding provisions of Canadian securities laws (“10b5-1 Trading Plan”) that has been entered into by the undersigned prior to the date of this lock-up agreement and provided to the Representatives and their counsel, provided that to the extent a public announcement or filing under the Exchange Act, if any, is required of the undersigned or the Company regarding any such sales, such announcement or filing shall include a statement to the effect that any sales were effected pursuant to such 10b5-1 Trading Plan and no other public announcement shall be required or shall be made voluntarily in connection with such sales.

Furthermore, no provision in this letter shall be deemed to restrict or prohibit (1) the transfer of the undersigned’s Lock-Up Securities to the Company in connection with the termination of the undersigned’s services to the Company, provided that any filing under Section 16 of the Exchange Act or the insider reporting requirements of Canadian securities laws made in connection with such transfer shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described in this clause (1); (2) the exercise or exchange by the undersigned of any option or warrant to acquire any Common Shares or options to purchase Common Shares, in each case for cash or on a “cashless” or “net exercise” basis, pursuant to any share option, share bonus or other share plan or arrangement; provided, however, that the underlying Common Shares shall continue to be subject to the restrictions on transfer set forth in this letter and that any filing under Section 16 of the Exchange Act or the insider reporting requirements of Canadian securities laws made in connection with such exercise or exchange shall clearly indicate in the footnotes thereto that (a) the filing relates to the circumstances described in this clause (2) and (b) no shares were sold by the reporting person; (3) the transfer of Lock-Up Securities upon the completion of a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the

Company’s securities involving a change of control of the Company; provided, however, that in the event that such tender offer, merger, consolidation or other such transaction is not completed, such securities held by the undersigned shall remain subject to the restrictions on transfer set forth in this letter; and (4) the conversion of outstanding preferred shares of the Company into Common Shares, provided that any such shares received upon such conversion shall be subject to the restrictions on transfer set forth in this letter.

Notwithstanding anything herein to the contrary, nothing herein shall prevent the undersigned from establishing a 10b5-1 trading plan that complies with Rule 10b5-1 Trading Plan or from amending an existing 10b5-1 Trading Plan so long as there are no sales of Lock-Up Securities under any such 10b5-1 Trading Plan during the Lock-Up Period; provided, however, that any public announcement or filing under the Exchange Act or the reporting requirements of Canadian securities laws regarding the establishment or amendment of such 10b5-1 Trading Plan shall clearly disclose that no Common Shares shall be disposed by such plan during the duration of the Lock-Up Period.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions. This lock-up agreement shall automatically terminate, and the undersigned shall be released from the undersigned’s obligations hereunder, upon the earliest to occur, if any, of (i) prior to the execution of the Underwriting Agreement, the Company advises the Representatives in writing that it has determined not to proceed with the Public Offering; (ii) the Underwriting Agreement is executed but is terminated prior to the closing of the Public Offering (other than the provisions thereof which survive termination), or (iii) May 31, 2026 in the event that the Underwriting Agreement has not been executed by such date.

This agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Name of Security Holder (Print exact name)

By:
Signature

If not signing in an individual capacity:

Name of Authorized Signatory (Print)

Title of Authorized Signatory (Print)

(indicate capacity of person signing if signing as custodian, trustee, or on behalf of an entity)

[Signature Page to Lock-Up Agreement]

Exhibit B

FORM OF COMMON WARRANT

NERVGEN PHARMA CORP.

FORM OF WARRANT TO PURCHASE COMMON SHARES

Number of Shares: [●] (subject to adjustment)

Warrant No. 2026-W[●]	Original Issue Date: May [●], 2026

NervGen Pharma Corp., a company incorporated and existing under the laws of the Province of British Columbia, Canada (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [●] or its registered assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company up to a total of [●] common shares, no par value per share (the “Common Shares”), of the Company (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”) or Pre- Funded Warrants (as defined below), as applicable, at an exercise price per share equal to US$[●] per share (the “Exercise Price”) upon surrender of this Warrant to Purchase Common Shares (including any Warrants to purchase Common Shares issued in exchange, transfer or replacement hereof, the “Warrant”) at any time and from time to time on or after the date hereof (the “Original Issue Date”) until 5:00 p.m. (New York City time) on May [●], 20[●] (the “Termination Date”), subject to the following terms and conditions:

1.	Definitions. For purposes of this Warrant, the following terms shall have the following meanings:

(a)	“Affiliate” means any Person directly or indirectly controlled by, controlling or under common control with, a Holder, as such terms are used in and construed under Rule 405 under the Securities Act, but only for so long as such control shall continue.

(b)	“Commission” means the United States Securities and Exchange Commission.

(c)	“Closing Sale Price” means, for any security as of any date, the last trade price for such security on the Principal Trading Market for such security, as reported by Bloomberg L.P., or, if such Principal Trading Market begins to operate on an extended hours basis and does not designate the last trade price, then the last trade price of such security prior to 4:00 P.M., New York City time, as reported by Bloomberg L.P., or if the security is not listed for trading on a national securities exchange or other trading market on the relevant date, the last quoted bid price for the security in the over-the- counter market on the relevant date as reported by OTC Markets Group Inc. (or a similar organization or agency succeeding to its functions of reporting prices). If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined in good faith by the Company and the Holder. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

(d)	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(e)	“Pre-Funded Warrants” means pre-funded warrants issued by the Company to purchase common shares.

(f)	“Principal Trading Market” means the national securities exchange or other trading market on which the Common Shares are primarily listed on and quoted for trading, which, as of the Original Issue Date, shall be the Nasdaq Capital Market.

(g)	“Securities Act” means the Securities Act of 1933, as amended.

(h)	“Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Common Shares as in effect on the date of delivery of the Exercise Notice.

(i)	“Trading Day” means any weekday on which the Principal Trading Market is open for trading. If the Common Shares are not listed or admitted for trading, “Trading Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in New York City are authorized or required by law or other governmental action to close.

(j)	“Trading Market” means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).

(k)	“Transfer Agent” means Computershare Investor Services Inc., the Company’s transfer agent and registrar for the Common Shares, and any successor appointed in such capacity.

(l)	“VWAP” means for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Shares for such date (or the nearest preceding date) on the Trading Market on which the Common Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:00 p.m. (New York City time)), (b) if the Common Shares are then listed or quoted for trading on OTCQB or OTCQX, the volume weighted average price of the Common Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Shares are then reported on the Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Shares so reported, or (d) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Warrants then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

2.	Warrant Register. The Company shall register ownership of this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder (which shall include the initial Holder or, as the case may be, any assignee to which this Warrant is assigned hereunder) from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

3.	Registration of Transfers. Subject to compliance with all applicable securities laws, the Company shall, or will cause its Transfer Agent to, register the transfer of all or any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, and payment for all applicable transfer taxes (if any). Upon any such registration or transfer, a new warrant to purchase Common Shares in substantially the form of this Warrant (any such new warrant, a “New Warrant”) evidencing the portion of this Warrant so transferred shall be issued to the transferee, and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations in respect of the New Warrant that the Holder has in respect of this Warrant. The Company shall, or will cause its Transfer Agent to, prepare, issue and deliver at the Company’s own expense any New Warrant under this Section 3. Until due presentment for registration of transfer, the Company may treat the registered Holder hereof as the owner and holder for all purposes, and the Company shall not be affected by any notice to the contrary.

4.	Exercise and Duration of Warrants.

(a)	All or any part of this Warrant shall be exercisable by the registered Holder in the manner set forth in Section 4(b) at any time and from time to time on or after the Original Issue Date and on or before the Termination Date subject to the limitations set forth in Section 10.

(b)	The Holder may exercise this Warrant by delivering to the Company an exercise notice, in the form attached as Schedule 1 hereto (the “Exercise Notice”), completed and duly signed. Within the earlier of (i) one (1) Trading Day and (2) the number of Trading Days comprising the Standard Settlement Period (as defined below) following the date of delivery of the Exercise Notice, the Holder shall deliver the aggregate Exercise Price for the Warrant Shares (or Pre-Funded Warrants) specified in the applicable Exercise Notice by wire transfer or cashier’s check drawn on a United States bank unless the cashless exercise procedure specified in Section 9 below is specified in the applicable Exercise Notice for the number of Warrant Shares (or Pre-Funded Warrants) as to which this Warrant is being exercised. The date on which such Exercise Notice is delivered to the Company (as determined in accordance with the notice provisions hereof) is an “Exercise Date,” provided that payment of the aggregate Exercise Price (other than in the case of a cashless exercise) is received within the earlier of (i) one (1) Trading Day and (ii) the number of Trading Days comprising the Standard Settlement Period following delivery of the Exercise Notice. The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder, nor shall the Holder be required to provide any medallion guarantee (or other type of guarantee or notarization). Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Warrant and issuance of a New Warrant evidencing the right to purchase the remaining number of Warrant Shares, if any. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

5.	Delivery of Warrant Shares.

(a)	The Company shall cause the Warrant Shares purchased hereunder to be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder’s or its designee’s balance account with The Depository Trust Company (“DTC”) through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company or its transfer agent is then a participant in such system and either (i) there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the Holder or (ii) the Warrant Shares are issued under the limited circumstances provided for in Section 9 and otherwise by issuing such Warrant Shares in the name of the Holder or its designee in restricted book-entry form in the Company’s share register, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise by the date that is the earlier of (i) one (1) Trading Day after the delivery to the Company of the Exercise Notice and delivery of the aggregate Exercise Price (if applicable) to the Company and (ii) the Standard Settlement Period, in each case after the delivery to the Company of the Exercise Notice (such date, the “Warrant Share Delivery Date”). The Holder, or any natural person or legal entity (each, a “Person”) so designated by the Holder to receive Warrant Shares, shall be deemed to have become the holder of record of such Warrant Shares (or Pre-Funded Warrants) as of the Exercise Date, irrespective of the date such Warrant Shares are credited to the Holder’s DTC account or the date of restricted book- entry evidencing such Warrant Shares, as the case may be. If the Company fails for any reason to deliver to the Holder the Warrant Shares subject to an Exercise Notice within the timing required by this Section 5(a), provided that payment of the aggregate Exercise Price (other than in the instance of a cashless exercise) is received by the Company by such date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant Shares subject to such exercise (based on the VWAP of the Common Shares on the date of the applicable Exercise Notice), $10 per Trading Day (increasing to $20 per Trading Day on the fifth Trading Day after the date on which such Warrant Shares became due hereunder) for each Trading Day after such date on which the Warrant Shares became due hereunder until such Warrant Shares are delivered or Holder rescinds such exercise. Notwithstanding anything herein to the contrary, the Company shall not be responsible for the payment of liquidated damages resulting from the failure to issue or deliver Warrant Shares if such failure is caused by any action or inaction of the Holder. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable.

(b)	If by the Warrant Share Delivery Date, the Company fails (other than a failure caused by incorrect or incomplete information provided by the Holder to the Company) to cause the Transfer Agent to deliver to the Holder the required number of Warrant Shares in the manner required pursuant to Section 5(a), and if after such Warrant Share Delivery Date and prior to the receipt of such Warrant Shares, the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall, within two (2) Trading Days after the Holder’s request promptly honor its obligation to deliver to the Holder such Warrant Shares and pay cash to the Holder in an amount equal to the excess (if any) of Holder’s total purchase price (including brokerage commissions, if any) for the Common Shares so purchased in the Buy-In less the product of (i) the number of Common Shares purchased in the Buy-In, times (ii) the Closing Sale Price of a Common Share on the Exercise Date. The Holder shall provide the Company written notice promptly after the occurrence of a Buy-In, indicating the amounts payable to the Holder in respect of the Buy-In together with applicable confirmations and other evidence reasonably requested by the Company.

(c)	To the extent permitted by law and subject to Section 5(b), the Company’s obligations to issue and deliver Warrant Shares in accordance with and subject to the terms hereof (including the limitations set forth in Section 10 below) are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance that might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Warrant Shares. Subject to Section 5(b), nothing herein shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Common Shares upon exercise of the Warrant as required pursuant to the terms hereof; provided, however, that the Holder shall not be entitled to both (i) require the Company to reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not timely honored and (ii) receive the number of Warrant Shares that would have been issued if the Company had timely complied with its delivery requirements under Section 5(a).

6.	Charges, Taxes and Expenses. Issuance and delivery of Common Shares (or Pre-Funded Warrants) upon exercise of this Warrant shall be made without charge to the Holder for any issue or transfer tax, transfer agent fee or other incidental tax or expense (excluding any applicable stamp duties) in respect of the issuance of such Common Shares (or Pre-Funded Warrants), all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the registration of any Warrant Shares or the Warrants in a name other than that of the Holder or an Affiliate thereof. Unless otherwise required by law, the Company shall treat any such issuance and delivery upon exercise of this Warrant as the exercise of a warrant, a disregarded transaction or as a tax- free reorganization within the meaning of Section 368(a)(1)(E) of the U.S. Internal Revenue Code of 1986, as amended for U.S. federal income tax purposes as determined by the Company. The Holder shall be responsible for its own tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

7.	Replacement of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction (in such case) and, in each case, a customary and reasonable indemnity, if requested by the Company. If a New Warrant is requested as a result of a mutilation of this Warrant, then the Holder shall deliver such mutilated Warrant to the Company as a condition precedent to the Company’s obligation to issue the New Warrant.

8.	Certain Adjustments. The number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 8.

(a)	Share Dividends and Splits. If the Company, at any time while this Warrant is issued and outstanding, (i) pays a share dividend on its Common Shares or otherwise makes a distribution on any class of capital shares issued and outstanding and in accordance with the terms of such shares that is payable in Common Shares, (ii) subdivides its issued and outstanding Common Shares into a larger number of Common Shares, (iii) combines its issued and outstanding Common Shares into a smaller number of Common Shares or (iv) issues by reclassification of capital shares any additional Common Shares of the Company, then in each such case the Exercise Price shall be multiplied by a fraction, the numerator of which shall be the number of Common Shares issued and outstanding (excluding treasury shares, if any) immediately before such event and the denominator of which shall be the number of Common Shares issued and outstanding immediately after such event, and the number of Warrant Shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution, provided, however, that if such record date shall have been fixed and such dividend is not fully paid on the date fixed therefor, the number of Warrant Shares issuable upon exercise of this Warrant shall be recomputed accordingly as of the close of business on such record date and thereafter the number of Warrant Shares issuable upon exercise of this Warrant shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends. Any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.

(b)	Pro Rata Distributions. If the Company, at any time while this Warrant is issued and outstanding, distributes to all holders of Common Shares for no consideration (i) evidences of its indebtedness, (ii) any security (other than a distribution of Common Shares covered by the preceding paragraph), (iii) rights or warrants to subscribe for or purchase any security (including Common Shares), or (iv) cash or any other asset (in each case, a “Distribution”), other than a reclassification as to which Section 8(c) applies, then in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the ownership limitation set forth in Section 10(a) hereof) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Distribution (provided, however, to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding the ownership limitation set forth in Section 10(a) hereof, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any Common Shares as a result of such Distribution to such extent)) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until the earlier of (i) such time, if ever, as the delivery to such Holder of such portion would not result in the Holder exceeding the ownership limitation set forth in Section 10(a) hereof and (ii) such time as the Holder has exercised this Warrant.

(iv)            Fundamental Transactions. If, at any time while this Warrant is issued and outstanding (i) the Company, directly or indirectly, in one or more related transactions effects any amalgamation, merger or consolidation of the Company with or into another Person, in which the Company is not the surviving entity and in which the shareholders of the Company immediately prior to such amalgamation, merger or consolidation do not own, directly or indirectly, at least 50% of the voting power of the surviving entity immediately after such amalgamation, merger or consolidation, (ii) the Company effects any sale to another Person of all or substantially all of its assets in one transaction or a series of related transactions, (iii) pursuant to any tender offer or exchange offer (whether by the Company or another Person), holders of share capital tender shares representing 50% or more of the voting power of the capital shares of the Company and the Company or such other Person, as applicable, accepts such tender for payment, (iv) the Company consummates a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires 50% or more of the voting power of the capital shares of the Company (except for any such transaction in which the shareholders of the Company immediately prior to such transaction maintain, in substantially the same proportions, the voting power of such Person immediately after the transaction) or (v) the Company effects any reclassification of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of Common Shares covered by Section 8(a) above) (in any such case, a “Fundamental Transaction”), then following such Fundamental Transaction the Holder shall have the right to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant (including any Distribution then held in abeyance pursuant to Section 8(b) above) without regard to any limitations on exercise contained herein (“Alternate Consideration”). Notwithstanding anything to the contrary, in the event of a Fundamental Transaction (other than (x) any share split or reverse share split, (y) any transaction effected solely for the purpose of changing the jurisdiction of incorporation of the Company, or any holding company reorganization or parent- subsidiary merger not requiring shareholder approval pursuant to Sections 273 or 274 of the Business Corporations Act (British Columbia) (or any successor provision thereof), the Company or any Successor Entity (as defined below) shall, at the Holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase this Warrant from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value (as defined below) of the remaining unexercised portion of this Warrant on the date of the consummation of such Fundamental Transaction; provided, however, that if the Fundamental Transaction is not within the Company's control, including not approved by the Company’s Board of Directors, Holder shall only be entitled to receive from the Company or any Successor Entity the same type or form of consideration (and in the same proportion) at the Black Scholes Value of the unexercised portion of this Warrant, that is being offered and paid to the holders of Common Shares of the Company in connection with the Fundamental Transaction, whether that consideration be in the form of cash, shares or any combination thereof, or whether the holders of Common Shares are given the choice to receive from among alternative forms of consideration in connection with the Fundamental Transaction; provided, further, that if holders of Common Shares of the Company are not offered or paid any consideration in such Fundamental Transaction, such holders of Common Shares will be deemed to have received common shares of the Successor Entity (which Successor Entity may be the Company following such Fundamental Transaction) in such Fundamental Transaction. “Black Scholes Value” means the value of this Warrant based on the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg, L.P. (“Bloomberg”) determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date, (B) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg (determined utilizing a 365- day annualization factor) as of the Trading Day immediately following the public announcement of the applicable Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the greater of (i) the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (ii) the greater of (x) the last VWAP immediately prior to the public announcement of such Fundamental Transaction and (y) the last VWAP immediately prior to the consummation of such Fundamental Transaction and (D) a remaining option time equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date, and (E) a zero cost of borrow. The payment of the Black Scholes Value will be made by wire transfer of immediately available funds within five (5) Trading Days of the Holder’s election (or, if later, on the effective date of the Fundamental Transaction). The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant in accordance with the provisions of this Section 8(c) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Shares pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder.

Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein.

(c)	Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 8(a) above, if at any time the Company grants, issues or sells any Common Shares (or securities convertible into or exercisable for Common Shares) or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the ownership limitation set out in Section 10(a)) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the ownership limitation set out in Section 10(a), then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such Common Shares as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the ownership limitation set out in Section 10(a).

(d)	Calculations. All calculations under this Section 8 shall be made to the nearest one-millionth of one cent or the nearest share, as applicable.

(e)	Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 8, the Company at its expense will, at the written request of the Holder, promptly compute such adjustment, in good faith, in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Transfer Agent.

(f)	Notice of Corporate Events. If, while this Warrant is issued and outstanding, the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Shares, including, without limitation, any granting of rights or warrants to subscribe for or purchase any shares of the Company or any of its subsidiaries, (ii) authorizes or approves, enters into any agreement contemplating or solicits shareholder approval for any Fundamental Transaction or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then, except if such notice and the contents thereof shall be deemed to constitute material non-public information, the Company shall use commercially reasonable efforts to deliver to the Holder prompt notice of such transaction following the public announcement of the applicable record or effective date on which a Person would need to hold Common Shares in order to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice. In addition, if while this Warrant is issued and outstanding, the Company authorizes or approves, enters into any agreement contemplating or solicits shareholder approval for any Fundamental Transaction contemplated by Section 8(c), other than a Fundamental Transaction under clause (iii) of Section 8(c), then, except if such notice and the contents thereof shall be deemed to constitute material non-public information, the Company shall use commercially reasonable efforts to deliver to the Holder a notice of such Fundamental Transaction at least five (5) calendar days prior to the date such Fundamental Transaction is consummated. To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company or any of its direct or indirect subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Report of Foreign Private Issuer on Form 6-K.

9.	Payment of Cashless Exercise Price in Limited Circumstances. This Warrant may only be exercised for cash, provided, however, if at the time of exercise hereof there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance or resale of the Warrant Shares to or by the Holder because the Company is not current in its filings required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise, then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise.” Upon the cashless exercise of this Warrant pursuant to Section 4(b) or Section 8(c) hereof, the Company shall issue to the Holder the number of Warrant Shares in an exchange of securities effected pursuant to Section 3(a)(9) of the Securities Act, which Warrant Shares shall take on the registered characteristics of the Warrants being exercised, as determined as follows:

X = Y [(A-B)/A]

where:

“X” equals the number of Warrant Shares to be issued to the Holder;

“Y” equals the total number of Warrant Shares with respect to which this Warrant is then being exercised;

“A” equals , as applicable: (i) the VWAP as of the Trading Day on the date immediately preceding the Exercise Date if such Exercise Notice is (1) both executed and delivered pursuant to Section 4(b) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 4(b) hereof on a day that is a Trading Day prior to opening of “regular trading hours” (as defined in Rule 600(b) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (x) the VWAP on the Trading Day immediately preceding the date of the applicable Exercise Notice or (y) the bid price of the Common Stock on the principal Trading Market as reported by Bloomberg L.P. (“Bloomberg”) as of the time of the Holder’s execution of the applicable Exercise Notice if such Exercise Notice is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a Trading Day) pursuant to Section 4(b) hereof or (iii) the VWAP on the date of the applicable Exercise Notice if the date of such Exercise Notice is a Trading Day and such Exercise Notice is both executed and delivered pursuant to Section 4(b) hereof after the close of “regular trading hours” on such Trading Day; and “B” equals the Exercise Price per Warrant Share.

10.	Limitations on Exercise.

(a)	Notwithstanding anything to the contrary contained herein, the Company shall not effect any exercise of this Warrant, and the Holder shall not be entitled to exercise this Warrant for a number of Warrant Shares in excess of that number of Warrant Shares which, immediately after giving effect to such exercise, would cause (i) the aggregate number of Common Shares beneficially owned by the Holder, its Affiliates and any other Persons whose beneficial ownership of Common Shares would be aggregated with the Holder’s for purposes of Section 13(d) of the Exchange Act (such as any other members of a Section 13(d) “group”) to exceed [4.99/9.99]% of the total number of issued and outstanding Common Shares of the Company following such exercise, or (ii) the combined voting power of the securities of the Company beneficially owned by the Holder and its Affiliates and any other Persons whose beneficial ownership of Common Shares would be aggregated with the Holder’s for purposes of Section 13(d) of the Exchange Act (such as any other members of a Section 13(d) “group”) to exceed [4.99/9.99]% of the combined voting power of all of the securities of the Company then outstanding following such exercise (the thresholds in clauses (i) and (ii) each representing the “Maximum Percentage”). For purposes of this Warrant, in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (x) the Company’s most recent Form 40-F, Form 6-K, Form 10-K, Form 10- Q or Form 8-K, as the case may be, filed with the Commission prior to the date hereof, (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding. Upon the written request of the Holder, the Company shall within two (2) Trading Days confirm in writing or by electronic mail to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder since the date as of which such number of outstanding Common Shares was reported. By written notice to the Company, the Holder may from time to time increase or decrease the Maximum Percentage to any other percentage specified not in excess of 19.99% (or, upon the election of the Holder prior to the issuance of the Warrant, 9.99%) as specified in such notice; provided that any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company. For purposes of this Section 10(a), the aggregate number of Common Shares or voting securities beneficially owned by the Holder and its Affiliates and any other Persons whose beneficial ownership of Common Shares or voting securities would be aggregated with the Holder’s for purposes of Section 13(d) of the Exchange Act (such as any other members of a Section 13(d) “group”) shall include the Common Shares issuable upon the exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Common Shares which would be issuable upon (x) exercise of the remaining unexercised and non-cancelled portion of this Warrant by the Holder and (y) exercise or conversion of the unexercised, non-converted or non-cancelled portion of any other securities of the Company that do not have voting power (including without limitation any securities of the Company which would entitle the holder thereof to acquire at any time Common Shares, including without limitation any debt, preferred share, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares), is subject to a limitation on conversion or exercise analogous to the limitation contained herein and is beneficially owned by the Holder or any of its Affiliates and other Persons whose beneficial ownership of Common Shares or voting securities would be aggregated with the Holder’s for purposes of Section 13(d) of the Exchange Act (such as any other members of a Section 13(d) “group”). For purposes of clarity, the Warrant Shares issuable pursuant to the terms of this Warrant in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) of the Exchange Act or Rule 16a-1(a)(1) promulgated under the Exchange Act.

11.	No Fractional Shares. No fractional Warrant Shares will be issued in connection with any exercise of this Warrant. In lieu of any fractional shares that would otherwise be issuable, the number of Warrant Shares to be issued shall be rounded down to the next whole number and the Company shall pay the Holder in cash the fair market value (based on the Closing Sale Price) for any such fractional shares.

12.	Notices. Any and all notices or other communications or deliveries hereunder (including, without limitation, any Exercise Notice) shall be in writing and shall be deemed given and effective on the earliest of (a) the time of transmission, if such notice or communication is delivered via e- mail prior to 5:30 P.M., New York City time, on a Trading Day, so long as the person delivering such notice does not receive an automated message that such e-mail was rejected by the proposed recipient’s server, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via e-mail on a day that is not a Trading Day or later than 5:30 P.M., New York City time, on any Trading Day, so long as the person delivering such notice does not receive an automated message that such e-mail was rejected by the proposed recipient’s server, (c) the Trading Day following the date of mailing, if sent by nationally recognized overnight courier service specifying next business day delivery, or (d) upon actual receipt by the Person to whom such notice is required to be given, if by hand delivery. The addresses and e- mail addresses for such communications shall be:

If to the Company:

Attention: Keith Vendola, Chief Financial Officer

NervGen Pharma Corp.

112-970 Burrard Street, Unit 1290

Vancouver, British Columbia V6Z 2R4

Email: [***]

with copies (which shall not constitute notice) to:

Attention: Joseph Garcia, Blake, Cassels & Graydon LLP

1133 Melville Street, Suite 3500

Vancouver, British Columbia V6E 4E5

Email: joseph.garcia@blakes.com

If to the Holder, to its address or e-mail address set forth herein or on the books and records of the Company.

Or, in each of the above instances, to such other address or e-mail address as the recipient party has specified by written notice given to each other party at least five (5) days prior to the effectiveness of such change.

13.	Warrant Agent. The Company shall initially serve as warrant agent under this Warrant. Upon five (5) calendar days’ notice to the Holder, the Company may appoint a new warrant agent. Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation or amalgamation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder’s last address as shown on the Warrant Register. Notwithstanding anything to the contrary contained herein, if the Company enters into a warrant agency agreement (or similar agreement) with a warrant agent, and any of the terms of such warrant agency agreement conflict with the terms of this Warrant, the terms of this Warrant shall control.

14.	Miscellaneous.

(a)	No Rights as a Shareholder. The Holder, solely in such Person’s capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person’s capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of shares, reclassification of shares, consolidation, merger, amalgamation, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

(b)	Successors and Assigns. Subject to compliance with applicable securities laws, this Warrant may be assigned by the Holder. This Warrant may not be assigned by the Company without the written consent of the Holder, except to a successor in the event of a Fundamental Transaction. This Warrant shall be binding on and inure to the benefit of the Company and the Holder and their respective successors and assigns. Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant. This Warrant may be amended only in writing signed by the Company and the Holder, or their successors and assigns.

(c)	Amendment and Waiver. Except as otherwise provided herein and except for the provisions of Section 10(a) and this Section 14(c), which may not be modified or amended, this Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

(d)	Acceptance. Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

(e)	Governing Law; Jurisdiction. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS WARRANT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PERSON AT THE ADDRESS IN EFFECT FOR NOTICES TO IT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. EACH OF THE COMPANY AND THE HOLDER HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY.

(f)	Headings. The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

(g)	Severability. In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby, and the Company and the Holder will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.

NERVGEN PHARMA CORP.

By:
	Name:	Adam Rogers
	Title:	Chair, President and Chief Executive Officer

[Signature Page to Warrant Certificate]

SCHEDULE 1

FORM OF EXERCISE NOTICE

[To be executed by the Holder to purchase Common Shares under the Warrant] Ladies and Gentlemen:

(1)	The undersigned is the Holder of Warrant No. 2026-W[●] (the “Warrant”) issued by NervGen Pharma Corp., a company incorporated and existing under the laws of the Province of British Columbia, Canada (the “Company”). Capitalized terms used herein and not otherwise defined herein have the respective meanings set forth in the Warrant.

(2)	The undersigned hereby exercises its right to purchase _______________ Warrant Shares pursuant to the Warrant exercisable for _______________ Warrant Shares.

(3)	Payment shall take the form of (check applicable box):

☐            in lawful money of the United States; or

☐            the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in Section 9 of the Warrant, to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure available in limited circumstances provided for in Section 9 of the Warrant.

(4)	Pursuant to this Exercise Notice, the Company shall deliver to the Holder Warrant Shares determined in accordance with the terms of the Warrant. If permissible, the Warrant Shares shall be delivered to the following DWAC Account Number: ______________________________

(5)	By its delivery of this Exercise Notice, the undersigned represents and warrants to the Company that in giving effect to the exercise evidenced hereby the Holder will not beneficially own in excess of the number of Common Shares (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) permitted to be owned under Section 10(a) of the Warrant to which this notice relates.

Dated:

Name of Holder:

By:

Name:

Title:

(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)